--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                MULTEX.COM, INC.
                           (Name of Subject Company)

                             ---------------------

                                MULTEX.COM, INC.
                      (Name of Person(s) Filing Statement)

                             ---------------------

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                  625367 10 7
                     (CUSIP Number of Class of Securities)

                             Edward C. Fargis, Esq.
                                Multex.com, Inc.
                         100 William Street, 7th Floor
                            New York, New York 10038
                                  212-607-2400

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                             Phillip R. Mills, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the company that is the subject of this Solicitation/Recommendation Statement on Schedule 14D-9 is Multex.com, Inc., a Delaware corporation. The address of its principal executive offices is 100 William Street, 7th Floor, New York, New York 10038 and its telephone number is 212-607-2400.

     This document relates to Multex's common stock, par value $0.01 per share. As of February 10, 2003, there were 32,511,117 shares of common stock outstanding, and there were approximately 262 holders of record of that common stock as of that date.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company. Multex's name, business address and business telephone number are set forth in Item 1 above.

     This document relates to the tender offer by Proton Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Reuters Group PLC, a company organized under the laws of England and Wales, to purchase all outstanding common shares of Multex for $7.35 per common share, net to each selling stockholder in cash, upon the terms and subject to the conditions set forth in Reuters' Offer to Purchase dated February 26, 2003 and the related Letter of Transmittal. Reuters has described its offer in a Tender Offer Statement on Schedule TO (which includes the information required to be reported by it as a filing person under Rule 13e-3 of the Securities Exchange Act of 1934) that it filed with the Securities and Exchange Commission on February 26, 2003. The Reuters Offer to Purchase is filed as Exhibit (a)(1)(i) to the Schedule TO which is being mailed to our stockholders, together with this document.

     Reuters' merger subsidiary is making this offer pursuant to an Agreement and Plan of Merger dated as of February 17, 2003 among Multex, Reuters and its merger subsidiary, as thereafter amended and restated as of February 24, 2003. A copy of this merger agreement with Reuters is filed as Exhibit 7 to this document, and we are incorporating it into this document by reference. Our merger agreement with Reuters provides, among other things, that, as soon as practicable after the consummation of the tender offer, and in accordance with the Delaware General Corporation Law, Reuters' merger subsidiary will be merged with and into Multex, with Multex continuing as the surviving corporation of the merger and as a wholly-owned subsidiary of Reuters. At the effective time of the merger, except for common shares held, directly or indirectly, by Multex, Reuters or its merger subsidiary and common shares held by Multex stockholders who do not tender into the offer and who comply with all of the relevant provisions of Section 262 of Delaware General Corporation Law relating to dissenters' rights of appraisal, each outstanding common share will be converted into the right to receive $7.35 in cash or any greater amount per common share paid in the offer by Reuters' merger subsidiary, without interest. The merger is subject to the satisfaction or waiver of certain conditions, as described more fully below and in our merger agreement with Reuters.

     Acting on the unanimous recommendation of a special committee of our Board of Directors comprised entirely of independent directors formed to consider the proposed transaction with Reuters which we have called the Transaction Committee, our Board of Directors has unanimously (i) determined that each of the offer by Reuters' merger subsidiary, the subsequent merger of the merger subsidiary into Multex and our merger agreement with Reuters is advisable, fair to and in the best interests of Multex and its stockholders, excluding Reuters,
(ii) approved and adopted our merger agreement with Reuters and the transactions contemplated thereby (including the offer and the merger), and (iii) recommended that Multex's stockholders tender their common shares in the offer and, if applicable, approve and adopt our merger agreement with Reuters and the subsequent merger.

     The Schedule TO states that the principal executive offices of Reuters and its merger subsidiary are located at 85 Fleet Street, 4th Floor, London EC4P 4AJ, United Kingdom and c/o Reuters America Inc., 3 Times Square, 20th Floor, New York, New York 10036, respectively, and their telephone number is 646-223-4000.

     We are also incorporating into this document by reference the Information Statement that is attached as Annex A to this document, which contains information relating to Multex's officers and directors.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described or referred to in this Item 3, on the date of this filing, there is no material agreement, arrangement or understanding and no actual or potential material conflict of interest between Multex or its affiliates, on the one hand, and (i) Multex's executive officers, directors or affiliates, or (ii) Reuters, its merger subsidiary or any of their respective executive officers, directors or affiliates, on the other hand.

OUR MERGER AGREEMENT WITH REUTERS

     The summary of our merger agreement with Reuters and the description of the conditions to Reuters' offer as contained under "SPECIAL FACTORS -- 9. The Merger Agreement; The Tender Agreement and The Employment Agreement" and "THE TENDER OFFER -- 9. Certain Conditions of the Offer" respectively, of the Reuters Offer to Purchase are incorporated into this document by reference. We qualify the summary and description of the merger agreement in their entirety by reference to the merger agreement that is filed as Exhibit (d)(1) to the Schedule TO of Reuters, and which agreement we incorporate into this document by reference.

STOCKHOLDER TENDER AND VOTING AGREEMENT

     Reuters and its merger subsidiary have entered into a stockholder tender and voting agreement dated as of February 17, 2003, with Mikhail Akselrod, Gregg Amonette, Christopher Feeney, Jeffrey Geisenheimer, Isaak Karaev, John Mahoney and Robert Skea, which provides that those individuals will tender all of their common shares into the offer by Reuters' merger subsidiary. These individuals are all employees and/or officers of Multex, and they collectively own 3.7% of Multex's outstanding common shares.

     The following is a summary of the material terms of the stockholder tender and voting agreement.

          Tender of Shares. These individuals have agreed to tender all of their Multex shares into the offer by Reuters' merger subsidiary.

          Agreement to Vote in Favor of the Merger. These individuals are required to vote their Multex shares in favor of the merger at any stockholder meeting or in connection with any action to be taken by written consent. They have further agreed to vote against any action or agreement that would impede, interfere with, delay, postpone, discourage or adversely affect the merger or the offer, including, but not limited to, any agreement or arrangement related to an alternative takeover proposal.

          Transfer Restrictions. These individuals are prohibited from, directly or indirectly, transferring any of their Multex shares to any person, other than Reuters, subject to two exceptions:

        - the restriction on transfer shall terminate on May 17, 2003 with respect to each individual, except Mr. Isaak Karaev; and

        - three months before the expiration of any stock options held by these individuals to purchase Multex shares, the individual holding that option may transfer a number of Multex shares in connection with the exercise (cashless or otherwise) of that option in an amount that is sufficient to satisfy the payment of any transaction costs and any tax liability incurred in connection with that exercise.

          Termination. The stockholder tender and voting agreement will automatically terminate on the earlier to occur of:

        - the completion of the merger;

        - the termination of the stockholder tender and voting agreement by written notice from Reuters to the individuals who are party to the agreement; and

        - the termination of the merger agreement in accordance with its terms.

The above summary is qualified by reference to the complete text of the stockholder tender and voting agreement which is incorporated by reference into this document and attached as Exhibit (d)(2) to the Schedule TO of Reuters.

EMPLOYMENT AGREEMENT WITH MR. ISAAK KARAEV

     In connection with negotiating the merger agreement with us, after the parties agreed to proceed with negotiations on the basis of a price of $7.35 per share and otherwise progressing other significant issues raised by a transaction, Reuters discussed with us the value of Mr. Karaev and the management team as important elements of the success of Multex going forward. On February 17, 2003, as part of Reuters' effort to retain the employment of Mr. Karaev after the completion of the merger, Reuters America Inc. executed an employment agreement with Mr. Karaev containing terms and conditions that are comparable in the aggregate to similarly situated Reuters' executives. Mr. Karaev has confirmed to Multex that his execution of the employment agreement was not related to his decision to tender his Multex shares in connection with the offer by Reuters' merger subsidiary or his decision as a member of our Board to recommend the tender offer and merger.

     The following is a summary of the material terms of Mr. Karaev's employment agreement with Reuters.

          Title and Term. Mr. Karaev will join Reuters as President of the Investment Banking and Brokerage division. Mr. Karaev's employment with Reuters is for a period of two years (unless earlier terminated) and contingent upon Reuters' acquisition of a majority of the outstanding common shares of Multex.

          Base Salary and Annual Bonus Opportunity. Mr. Karaev's base salary will be $375,000, and his annual bonus opportunity will be 75% of his base salary.

          Equity. If Mr. Karaev remains in the continuous employ of Reuters for the two-year term of the employment agreement, he will be eligible to receive 200,000 ordinary shares of Reuters Group PLC.

          Benefits. Mr. Karaev will be eligible to participate in or receive benefits under Reuters' various employee benefit plans.

          Indemnity. For the period of his employment and thereafter, Reuters will indemnify Mr. Karaev for any and all liabilities incurred by him while acting in good faith in connection with the performance of his duties as an officer or employee of Reuters.

          Non-Disclosure of Confidential Information. At all times during the period of Mr. Karaev's employment with Reuters and thereafter, Mr. Karaev will hold all Reuters "confidential information" in the strictest of confidence and will not, without prior consent, disclose, divulge, reveal or communicate to any person whomsoever, or use for any purpose other than for the exclusive benefit of Reuters, any confidential information whatsoever, whether contained in Mr. Karaev's memory or embodied in writing, electronic or other form.

          Non-Competition and Non-Solicitation of Customers or Employees. At all times during the period of Mr. Karaev's employment with Reuters and for a period of another (a) 12 months if his employment ceases prior to his first anniversary with Reuters or (b) 6 months if his employment ceases after his first anniversary with Reuters, Mr. Karaev will not, directly or indirectly, (i) own, manage, operate, control, be employed by, participate in, or be connected with, in any manner, any business enterprise listed on a schedule to the employment agreement or any entity created from, divested from or merged with any of the scheduled business enterprises, (ii) become a founder or a 10% or greater stockholder of a new company whose principal business or businesses compete with any of Reuters' businesses, (iii) solicit, seek to do business with, or interfere or damage any relationship with any customer or client, former customer or client or prospective customer or client of Reuters with whom Mr. Karaev comes into contact or becomes aware of, or about whom Mr. Karaev obtained confidential information, while employed by Reuters, or (iv) on behalf of himself or another person, solicit, lure away, hire or encourage to resign any Reuters employees with whom Mr. Karaev had contact or about whom Mr. Karaev became aware or obtained confidential information while employed by Reuters, or assist or aid in any such activity.

          Severance Benefits. If Mr. Karaev is terminated without "cause" by Reuters or he terminates his employment for "good reason", he will be entitled to receive:

        - in a lump sum payment an amount equal to (i) any accrued but unpaid salary for services rendered to the date of termination, (ii) any unused vacation, (iii) in the case of termination without "cause", three months notice of termination and, if such notice is not provided, salary for up to three months in lieu of notice, (iv) 48 weeks of base salary, and (v) prorated annual bonus amount; and

        - the 200,000 ordinary shares of Reuters Group PLC referenced under the subheading "Equity" above.

     The above summary description of Mr. Karaev's employment agreement with Reuters America Inc. is qualified in its entirety by reference to a copy of the employment agreement which is filed as Exhibit (d)(3) to the Schedule TO of Reuters.

MULTEX STOCK OPTION PLANS

     Certain Multex Options to be Cashed Out. Our merger agreement with Reuters provides that each outstanding option to purchase shares of Multex stock will be cancelled prior to the effective time of the merger. In exchange for each cancelled option, except for those cancelled options described in the paragraph below, the holder of that option will receive from Multex an amount in cash equal to the result of multiplying the total number of shares of Multex stock previously subject to that unexercised, cancelled option by the positive difference, if any, between $7.35 and the per share exercise price of that option.

     Certain Multex Options to be Rolled Over Into Reuters Restricted
Shares. With respect to cancelled options that (i) were previously issued under the Multex 1999 Stock Option Plan pursuant to the Plan's "Discretionary Option Program", (ii) were not fully vested or exercisable immediately before the effective time of the merger, (iii) had an exercise price of less than $7.35 and
(iv) were scheduled to vest and become exercisable in 2003 or 2004, at the effective time of the merger, Reuters will establish a restricted share program pursuant to which holders of those options will be entitled to receive ordinary shares of Reuters (or in the case of U.S. holders, American Depositary Shares representing those ordinary shares). Under the Reuters restricted share program, the ordinary shares of Reuters (or related American Depositary Shares, as applicable) received in respect of those cancelled Multex options will vest in the same proportion and on the same vesting dates that those options would have vested had they not been cancelled. On each such vesting date, the holder of that option will be entitled to receive a number of ordinary shares of Reuters (or related American Depositary Shares, as applicable) equal to the number of shares of Multex stock for which the cancelled option would have become exercisable multiplied by an exchange ratio. The exchange ratio is equal to a fraction, the numerator of which is the difference between $7.35 and the per share exercise price of the cancelled Multex option and the denominator of which is the dollar equivalent (determined as of the relevant vesting date) of the trading price of ordinary shares of Reuters before the effective time of the merger (computed on an average of the mid-market closing prices over a defined period). In addition, if the price in dollars per Reuters ordinary share (or related American Depositary Share, as applicable) on the day before the applicable vesting date multiplied by the number of ordinary shares to be received by the holder on that vesting date is less than the difference between $7.35 and the per share exercise price of the cancelled Multex option multiplied by the number of shares of Multex stock that would have become exercisable on that vesting date had the option not been cancelled, Reuters will pay the difference to the holder in cash.

MULTEX EMPLOYEE STOCK PURCHASE PLAN

     The terms of our employee stock purchase plan permit suspension of the plan following the close of a purchase interval thereunder. Accordingly, our merger agreement with Reuters provides that the plan will be suspended as of the close of the current purchase interval, and it is expected that this plan will be terminated upon consummation of the merger. Until the plan is suspended, any outstanding elections to purchase Multex stock under the plan will be honored, but no new purchase rights will be granted and participation by any newly eligible employees under the plan will be prohibited. The plan provides that the purchase price of Multex stock for participants under the plan during any purchase interval will be 85% of the lower of (i) the fair market value of Multex stock on the participant's entry date into the offering period for that purchase interval or (ii) the fair market value of Multex stock on the last day of that purchase interval (or, if our merger closes before the end of the current purchase interval, the fair market value of Multex stock immediately before the effective date of the merger). As a result of this formula which is prescribed by the plan, plan participants with outstanding elections to purchase Multex stock in the current purchase interval will likely acquire Multex stock for this purchase interval at a significant discount from the Reuters' merger subsidiary offer price of $7.35 per common share.

CONFIDENTIALITY AND STANDSTILL AGREEMENTS

     On December 16, 2002, Multex and Reuters signed a confidentiality agreement providing that Reuters and its affiliates shall keep confidential certain non-public information provided by Multex. We have attached a copy of the confidentiality agreement as Exhibit 99.2 to the Report on Form 8-K filed by Multex on February 25, 2003 and are incorporating it into this document by reference.

     Thereafter, on January 29, 2003, Multex and Reuters signed a standstill letter agreement prohibiting Reuters and its affiliates from acquiring Multex shares without Multex's consent, subject to certain exceptions. We have attached a copy of that letter agreement as Exhibit 99.3 to the Report on Form 8-K filed by Multex on February 25, 2003 and are incorporating it into this document by reference.

INDEMNIFICATION

     Pursuant to our merger agreement with Reuters, the parties have agreed that
(i) Multex, as the surviving entity of the merger, will indemnify and hold harmless the present and former officers and directors of Multex in respect of acts or omissions occurring at or before the effective time of the merger to the fullest extent permitted by Delaware General Corporation Law and to the same extent and subject to the same terms as provided under Multex's certificate of incorporation and bylaws in effect on the date of our merger agreement and under any indemnification agreement with Multex and (ii) for six years after the effective time of the merger, Multex, as the surviving entity of the merger, must provide officers' and directors' liability insurance with respect to acts or omissions occurring on or before the effective time of the merger covering each such person currently covered by Multex's officers' and directors' liability insurance policy on terms with respect to coverage and amount that are no less favorable than those of that policy in effect on the date of our merger agreement. The merger agreement further provides that, if Reuters so directs or if it does not object, Multex will purchase a directors' and officers' insurance policy shortly before the merger in order to satisfy these obligations, subject to a limitation on the cost of this policy of $2,000,000.

EXISTING RELATIONSHIP WITH REUTERS

     Mr. Devin N. Wenig, President -- Customer Segments of Reuters, has served on our Board of Directors since February 2000, and other officers of Reuters have served as directors of Multex in the past. Mr. Wenig joined the Board of Directors of Reuters as an executive director on February 17, 2003. Reuters does not have any contractual right to nominate any member of our Board or of any Board committee, nor does Reuters' 6% equity interest provide it with the ability to ensure the nomination or re-election of any person to our Board. Furthermore, Mr. Wenig does not sit on our Board as a deputized representative of Reuters. Mr. Wenig also does not serve on the Audit or Compensation Committee of our Board.

     Another Multex director, Sir Peter Job, was the Chief Executive Officer of Reuters until his full retirement on July 31, 2001. Sir Peter does not serve as a representative of Reuters on our Board and was not nominated to our Board until April 23, 2002. Sir Peter does not own any shares of Multex Common Stock or hold any options to acquire shares of Multex Common Stock, nor does he serve on the Audit or Compensation Committee of our Board. Sir Peter is also a director of TIBCO Software Inc. ("TSI"), which is 49.9% owned by Reuters through one of its subsidiaries. Sir Peter was initially nominated to the Board of TSI while he was CEO of Reuters.

     Mr. Wenig and Sir Peter are both directors of Instinet Group Incorporated, a majority owned and publicly quoted subsidiary of Reuters.

     Multex and Reuters have maintained an ongoing business relationship for several years. As described in greater detail in the Information Statement, Reuters and Multex have entered into various operating agreements and two joint ventures.

     See also "SPECIAL FACTORS -- 1. Background of the Offer; Contacts with Multex" in the Reuters Offer to Purchase filed with the Securities and Exchange Commission on February 25, 2003 which we are also incorporating into this document by reference.

REGISTRATION RIGHTS AGREEMENTS

     Except for the stockholder tender and voting agreement described above and certain registration rights agreements which remain in existence and are described in this paragraph, Multex is not a party to any agreement, arrangement or understanding with any person with respect to any Multex securities. A registration rights agreement generally grants a stockholder the right to cause a company to register its securities under applicable law (i.e., a demand registration) or to participate in a registration being effected by a company on its own behalf or on behalf of others (i.e., a piggyback registration). The registration rights agreements to which Multex is a party are the following:

     - On January 31, 2000, Multex entered into a Registration Rights Agreement with Merrill Lynch & Co., Inc. providing for demand registration and piggyback registration of restricted shares held by Merrill Lynch.

     - On March 20, 2000, Multex entered into a Registration Rights Agreement with Alan J. Cohn, David M. Cohn and Stephen L. Cohn providing for piggyback registration of common stock of Multex.

     - On July 31, 2000, Multex entered into a Registration Rights Agreement with the Munder Funds, Inc. providing for piggyback registration of common stock in Multex held by The Munder Funds.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF MULTEX BOARD

     Acting on the unanimous recommendation of the Transaction Committee, our Board of Directors has unanimously (i) determined that each of the tender offer by Reuters' merger subsidiary, the subsequent merger of the merger subsidiary into Multex and our merger agreement with Reuters is advisable, fair to and in the best interests of Multex and its stockholders, excluding Reuters, (ii) approved and adopted our merger agreement with Reuters and the transactions contemplated thereby (including the offer and the merger), and (iii) recommended that Multex's stockholders tender their common shares in the offer and, if applicable, approve and adopt our merger agreement with Reuters and the subsequent merger.

     Reuters and Multex issued a joint press release on February 18, 2003 announcing the offer and the subsequent merger, which press release is filed under cover of Schedule 14D-9C by Multex on February 18, 2003 and incorporated into this document by reference. We have filed a copy of a letter to Multex stockholders communicating the recommendation of the Board of Directors as
Exhibit 3 to this document and incorporate it into this document by reference.

BACKGROUND

     Multex is one of many companies in the business of providing financial information and technology solutions for the financial services industry. This is a highly competitive market. Many of the companies that operate in this industry are substantially larger and have far greater resources than Multex. Multex has recognized that having strategic and commercial business relationships with other companies in the industry is important to its future growth and success. Accordingly, from time to time, Multex has discussed entering into a variety of business and strategic relationships with other companies that provide investment information. As a result of these discussions, over the past several years, Multex has entered into a number of business and strategic arrangements with various parties, including Reuters. Reuters has also been an investor in Multex since June 1996.

     In addition, over the past several years, Mr. Isaak Karaev, Multex's Chairman and Chief Executive Officer, and several other representatives of Multex, have had discussions with their counterparts at Reuters and at several of our competitors and other related businesses regarding the possibility of a strategic combination of their respective companies. The representatives of these potential bidders have indicated that either their companies were not interested in a business combination with Multex at a price that Multex found attractive or valued only certain portions of our business. In any event, none of these expressions of interest or discussions progressed in any meaningful way. Other than as described below, there have been no negotiations, transactions or material contacts during the past two years between Multex (or any of its subsidiaries or executive officers and directors) and any party concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Multex securities, election of Multex's directors or sale or other transfer of a material amount of Multex's assets.

     In late 2002, during a conversation between Mr. Karaev and Mr. Thomas Glocer, Chief Executive Officer of Reuters, Mr. Glocer expressed an interest in entering into discussions regarding Reuters' potential acquisition of Multex.

     On Thursday, December 12, 2002, Mr. Karaev and Mr. Christopher Ahearn, President -- Corporates & Media of Reuters, met and agreed to work towards a common view on the valuation at which the respective parties may be prepared to proceed with a transaction. Mr. Karaev indicated that he believed that a minimum acceptable price must exceed $7.00 per share.

     Thereafter, on Tuesday, December 17, 2002, at a special meeting of the Board of Directors of Multex, the Board determined that it was advisable to form a Transaction Committee consisting of Robert Greene, Lennert Leader, Maurice Miller and John Tugwell. None of these individuals is or has been a director, officer or employee of Reuters (or any subsidiary of Reuters) or an officer or employee of Multex or its subsidiaries. The Transaction Committee's responsibility was to evaluate and review all of Multex's strategic alternatives, including a possible business combination with Reuters. The Transaction Committee determined to retain a financial advisor and legal counsel to assist it in reviewing and evaluating its strategic alternatives.

     On the same day, representatives of Reuters and senior Multex executives met to discuss the process for the two companies in considering and progressing a possible transaction. At that meeting, the Multex executives agreed to make high-level financial information regarding Multex available for Reuters' review. Reuters and Multex entered into a confidentiality agreement on that day (which agreement was nevertheless dated as of December 16, 2002), and thereafter Multex began providing Reuters with certain non-public information concerning Multex's business with a view towards enabling Reuters to provide Multex with an indication of the range at which Reuters would consider proposing to acquire Multex.

     On Friday, December 20, 2002, the Transaction Committee retained Davis Polk & Wardwell as its legal counsel. On the following Monday, December 23, 2002, representatives of Multex's Transaction Committee and management and Davis Polk & Wardwell interviewed three prospective financial advisors. Thereafter, on January 8, 2003, Bear, Stearns & Co. Inc. was asked to serve as the Transaction Committee's financial advisor, and Bear Stearns began assisting Multex in its review and evaluation of its strategic alternatives.

     Over the weekend of January 11-12, 2003, Mr. Ahearn spoke with Mr. Karaev and communicated that, based on information received and discussions with Multex management to date, Reuters preliminarily valued Multex at a range not likely to exceed $6.00 per share. Mr. Ahearn made clear that any indications of value were subject to satisfactory review of non-public information about Multex and its business, mutually acceptable definitive documentation, satisfactory employment arrangements and approval of Reuters' Board of Directors, among other things. Mr. Ahearn also advised Mr. Karaev that Reuters wished to pursue a negotiated transaction with Multex on an expedited basis and emphasized that Reuters would terminate discussions if Multex undertook an auction process. Mr. Karaev indicated that Multex's views on valuation had not changed.

     On Monday, January 13, 2003, Mr. Karaev met with Mr. Ahearn and Mr. Eric Lint, Executive Vice President -- Business Development of Reuters, to discuss preliminary valuation. Mr. Karaev and Mr. Ahearn each reiterated their views on value. Mr. Ahearn indicated that Reuters desired to enter into a transaction by February 10, 2003 and, to that end, it was important for Reuters to have access to Multex's business segment heads in order to ask questions of them and further Reuters' understanding of Multex's businesses. On the following day, representatives of Reuters and Multex met again to discuss certain high-level financial information regarding Multex.

     On Wednesday, January 15, 2003, at a meeting of the Transaction Committee, the Transaction Committee formally authorized the engagement of Bear Stearns as financial advisor to Multex. With the assistance of management, Bear Stearns and Davis Polk & Wardwell, the Transaction Committee discussed the preliminary indication from Reuters. After considering various strategic and tactical alternatives, the Transaction Committee determined that stockholder interests would be best served by pursuing the possibility of a negotiated transaction with Reuters and directed Bear Stearns to enter into discussions with Reuters' financial advisor, J.P. Morgan plc.

     Following the Transaction Committee meeting, Mr. Karaev told Mr. Ahearn in a telephone call that he had preliminarily discussed Reuters' proposed offer range with the Transaction Committee, and that the Transaction Committee was considering commencing discussions with other companies who might have an interest in a transaction with Multex. Mr. Ahearn reiterated that Reuters was unwilling to participate in an auction process. On the same day, Mr. Lint met with Mr. Karaev. In response to Mr. Lint's request that Multex make more detailed due diligence information available to Reuters, Mr. Karaev stated that Multex wanted to keep the information exchanged at a high level and focus on evaluating operational and strategic synergy issues.

     On Thursday, January 16, 2003, representatives of Reuters spoke with representatives of Multex and separately the companies' financial advisors spoke with each other. The topic of these conversations was the companies' competing views regarding value. Neither party indicated any movement towards the other party's views on valuation during these discussions.

     On Friday, January 17, 2003, Multex's and Reuters' financial advisors engaged in discussions in which Multex's financial advisor indicated that some additional, non-public information would continue to be made available, but that Multex would require Reuters to enter into a standstill agreement. Multex's advisors also indicated that Multex had been approached with an unsolicited, informal indication of interest. Reuters' financial advisor reiterated Reuters' unwillingness to participate in an auction, and that Reuters would need access to Multex's business segment heads to gain a better understanding of Multex's businesses. Multex's advisors indicated that Multex would be able to make financial projections available by early the following week.

     On Wednesday, January 22, 2003, certain business segment heads of Multex met with representatives of Reuters for most of the day to discuss financial and operational issues and possible areas of synergies. Towards the end of the meeting, Reuters reiterated previous requests to be provided with Multex's financial projections and more detailed information regarding its business than previously had been made available by Multex. Multex notified Reuters that it would not provide financial projections or more detailed non-public information regarding Multex to Reuters unless Reuters increased its proposed value range and entered into a standstill agreement.

     On Thursday, January 23, 2003, Reuters indicated to Multex that it would enter into a standstill agreement, but only in satisfactory form and only if Multex agreed to enter into a one-month exclusivity agreement with Reuters. Multex refused to consider any exclusivity agreement and reiterated its requirement that Reuters execute a standstill agreement before receiving projections or any more detailed information regarding Multex.

     On Friday, January 24, 2003, Multex's financial advisor indicated to Reuters' financial advisor that Reuters needed to make a substantial increase in its proposal in order to progress the exchange of information and a transaction more generally. Following a discussion with management of Reuters, Reuters' financial advisors suggested to Multex's financial advisors that, based on information received and discussions with Multex management to date, including regarding possible levels of synergies, Reuters would consider increasing its proposed offer for Multex by approximately 10%. Reuters' financial advisors reiterated its interest in further discussions and in receiving more detailed information regarding Multex's financial performance and business generally, but Multex again demanded that Reuters enter into a standstill agreement. Multex's financial advisors also reiterated Multex's view that Reuters would need to propose a valuation in excess of $7.00 per share to be considered a viable bidder for Multex.

     On Tuesday, January 28, 2003, Mr. Ahearn telephoned Mr. Karaev to inform him that, based on information received and discussions with Multex management to date (including regarding synergies) and subject to the previously listed caveats, Reuters would be willing to consider paying $7.00 per share in cash for all outstanding shares of Multex common stock. Mr. Ahearn indicated that Reuters had reached the limit of the price that it was willing to offer without substantial additional positive information, and stated that Reuters desired an exclusivity agreement before moving forward. Mr. Karaev said Reuters had reached a value range where Multex considered Reuters a "serious" bidder, but reiterated that Multex was not willing to enter into an exclusivity agreement. Mr. Karaev also reiterated that Multex would not move forward without a standstill agreement, and would not discuss their view of valuation with Reuters further until Reuters had reviewed Multex's projections after entering into a standstill agreement. Later that day, Reuters sent Multex a detailed information request and indicated that it would consider entering into a standstill agreement in satisfactory form.

     On the same day, the Multex Board of Directors held regularly scheduled Board and committee meetings. At the Board meeting, management presented its plan and budget for 2003, and Mr. Karaev informed the Multex Board of the status of discussions with Reuters. Later on the same day, the Transaction Committee held a meeting, together with its financial and legal advisors and representatives of management, to consider Reuters' proposal and its strategic alternatives. Discussion centered on the importance of requiring a standstill agreement and providing projections and additional information regarding synergies in order to enable Reuters to offer a full valuation of Multex.

     On Thursday, January 30, 2003, Multex announced its financial results for the fourth quarter ended December 31, 2002. Multex reported a lower net loss for that period compared with the same period a year earlier, attributed in part to higher revenues, the elimination of performance-based warrant charges and improved gross margins.

     Also on Thursday, January 30, 2003, Reuters and Multex entered into a standstill agreement (which was dated as of January 29, 2003) as a precondition to Multex providing Reuters with additional non-public information that had been requested by Reuters. On the same day, following execution of the standstill agreement, Multex provided its 2003 internal high-level, long term projections.

     On Friday, January 31, 2003 and Sunday, February 2, 2003, the Transaction Committee held meetings to discuss Reuters' proposal and Multex's strategic options further, including alternatives involving other possible parties. The Transaction Committee discussed at length with its financial and legal advisors a number of considerations, including:

     - any regulatory risks that may exist in a business combination with other possible parties;

     - the limited number of parties who would be likely to have an interest in acquiring Multex;

     - the timing constraints associated with Reuters' interest in reaching agreement before its scheduled Tuesday, February 18, 2003 earnings announcement;

     - the serious risks to Multex's business of discussing a potential deal with some of their competitors and customers;

     - the likelihood of Reuters withdrawing its proposal if a deal was not reached;

     - the strategic value of the deal to Reuters;

     - the likelihood that Reuters would become a competitor of Multex if the acquisition of Multex was unsuccessful; and

     - the ability of other possible parties to complete a business combination.

At those meetings, Multex's financial advisor provided the Transaction Committee with certain financial analysis regarding negotiation tactics and strategy, and, at the February 2, 2003 meeting, the Transaction Committee instructed its financial advisor to communicate to Reuters' financial advisor that Multex would be willing to proceed with a business combination, but only if Reuters increased its offer price.

     Later in the day of Friday, January 31, 2003, Mr. Ahearn spoke with Mr. Karaev and discussed issues raised at Reuters' Board of Directors meeting and the desire of both parties to progress discussions. However, Multex's representatives refused to provide more detailed information about its business until there was a narrowing of views on purchase price.

     On Monday, February 3, 2003, representatives of Multex and Reuters and their financial advisors met to further discuss the proposed business combination and Multex's financial projections. Later in the day, Multex's financial advisor communicated to Reuters' financial advisor Multex's willingness to consider a transaction, but only at a higher price. During the following days, Reuters' and Multex's financial advisors engaged in negotiations over the proposed price per share during which time Reuters' financial advisor reiterated a $7.00 price per share limit based on the information received to date, and Multex's financial advisor indicated that Multex's Transaction Committee had only authorized proceeding at a price in excess of $8.00 per share.

     On Tuesday, February 4, 2003, an investment banker representing a competitor of Multex called Multex's financial advisor to explore whether Multex would be interested in pursuing a business combination with that competitor. Prior to this formal communication, representatives of this competitor had made several informal approaches to certain officers of Multex who were not directly involved in considering Multex's strategic alternatives. These representatives directed any such indications of interest to Mr. Karaev and/or Bear Stearns. Representatives of Bear Stearns also received a call from an employee of that competitor inquiring about a potential business combination with Multex. Representatives of Bear Stearns informed that competitor's representative that any expressions of interest in a potential business combination with Multex should specifically address valuation, the proposed solutions to certain completion risks that may be raised by a potential business combination with that party and the risks to Multex's relationships with its customers and employees that could arise from a discussion with that competitor. Multex was advised that it should expect to receive a proposal from that competitor on the following Friday afternoon or Monday morning.

     On Wednesday, February 5, 2003, Mr. Karaev called Mr. Lint and told him that the Transaction Committee would meet on February 6, 2003. Mr. Lint reiterated that Reuters would not go above $7.00 per share based on the information it had been provided to date. On that same day, PricewaterhouseCoopers LLP began conducting an accounting review of Multex on behalf of Reuters. Also, Reuters' counsel informed the Transaction Committee's counsel that Reuters intended to complete the transaction as rapidly as possible and accordingly required that the transaction be structured as a tender offer for all outstanding shares followed by a second-step merger in which Reuters would acquire all the shares of Multex common stock not tendered into the tender offer, as well as certain other desired key terms of the transaction.

     On Thursday, February 6, 2003, the Transaction Committee held a meeting with its financial and legal advisors and management to discuss the expression of interest in a business combination by one of Multex's competitors and to consider certain significant open issues with respect to Reuters' proposal, including price. Following the meeting, Mr. Karaev indicated to Mr. Ahearn that the Transaction Committee did not believe that $7.00 per share was a sufficiently pre-emptive price and that, although they had been in active discussions with Reuters exclusively in good faith, if Reuters did not increase its offer, Multex would consider approaching other possible acquirors. Mr. Karaev also informed Mr. Ahearn that Multex had received an unsolicited preliminary expression of interest from another company. Mr. Ahearn indicated that Multex could of course pursue another opportunity if it chose, but reiterated that the price proposed by Reuters was a firm price based on the information received and discussions with management to date, and that if Reuters learned that Multex was in discussions with another bidder, it would terminate its discussions with Multex.

     On Friday, February 7, 2003, Multex's financial advisor was again contacted by the investment banker who represented a competitor of Multex and was told that, in light of certain complexities involved in a potential business combination with Multex, the competitor had decided to forego discussions concerning a business combination with Multex indefinitely. In a separate development on that day, Multex's financial advisor called a senior officer of another Multex competitor. During the course of that conversation, a representative of Bear Stearns discussed with that senior officer the possibility of a business combination with Multex. While that competitor had expressed interest in portions of Multex's business in the past, the senior officer stated that at that time his company had no intentions to purchase all or part of Multex's business.

     During the day of Friday, February 7, 2003, the parties' financial advisors spoke to discuss the status of the transaction and information regarding Multex. Multex's financial advisors indicated that they had not been authorized to offer a price below $8.00 per share, but they inquired whether Reuters would be willing to increase its proposed price if Multex was willing to decrease its proposed price. Reuters' financial advisors indicated that they would need to discuss the matter with representatives of Reuters.

     Mr. Glocer and Mr. Karaev subsequently spoke on Friday, February 7, 2003. During the call, Mr. Glocer suggested Multex consider a price of $7.25 per share in cash for all outstanding shares of Multex, but that he would need to discuss that price with Reuters' Board of Directors before he could formally offer it and that it was subject to detailed due diligence and the other previously listed caveats. Mr. Karaev indicated that although he was not authorized to offer it, he would like to discuss whether the parties could settle on a $7.50 per share price. Mr. Glocer also stated that he believed that, due to closing risks associated with the other potentially interested party, any expressions of interest from that party could not be considered comparable to an equal bid by Reuters. Mr. Glocer and Mr. Karaev agreed that the parties should continue considering the matter over the weekend and engage in further discussions if warranted. In a telephone conversation on Saturday, February 8, 2003, Mr. Ahearn reiterated to Mr. Karaev that Reuters' proposed price per share was $7.25.

     On Sunday, February 9, 2003, Mr. Glocer and Mr. Karaev spoke again. In this discussion, Mr. Glocer stated that Reuters' last and final offer was $7.35 per share for all outstanding shares of Multex, based on all the information received and discussions with Multex management to date, including regarding possible levels of synergies and subject to approval of Reuters' Board of Directors, the exchange of detailed, non-public information regarding Multex and the other previously listed caveats. Mr. Karaev indicated that he believed this might be a sufficient price for the parties to pursue a potential transaction and that he would discuss it with the Transaction Committee. Mr. Ahearn confirmed Mr. Glocer's proposal in a telephone conversation with Mr. Karaev on Monday morning, February 10, 2003, and Mr. Karaev then reported the latest proposal at a meeting of the Transaction Committee later that morning. The Transaction Committee discussed the latest proposal with management and the legal and financial advisors and considered the range of available alternatives. After that discussion, the Transaction Committee determined that Reuters' latest proposal constituted a sufficient basis to negotiate a merger agreement with Reuters and authorized its management and legal and financial advisors to commence negotiations with Reuters with respect to such an agreement.

     Following the Monday, February 10, 2003 Transaction Committee meeting, legal counsel of Multex and Reuters exchanged draft merger agreements and initiated discussion of a number of significant issues pertaining to those draft agreements. On that same day, Reuters and its advisors began reviewing and assessing detailed legal information through visits to a data room at the offices of Davis Polk & Wardwell, as well as detailed operational information through discussions with senior Multex personnel. Negotiations of definitive documentation and the exchange and analyses of information regarding Multex's business continued throughout the week. In the course of this week, Multex provided its 2003 operating budget to representatives of PricewaterhouseCoopers, LLP.

     On Wednesday, February 12, 2003, Mr. Karaev had a discussion with the chief executive officer of another potentially interested strategic party on a number of topics. During the course of this conversation, this executive stated that, if his firm were interested in Multex, it was only prepared to consider offering a price in the range of $5 to $6 per share for Multex.

     From Friday, February 14, 2003 through Monday, February 17, 2003, representatives of Reuters and Multex engaged in numerous conference calls and meetings to negotiate the terms of the merger agreement and the stockholder tender and voting agreement.

     On Sunday, February 16, 2003, the Transaction Committee met with its advisors. Davis Polk & Wardwell again advised the Transaction Committee as to its legal duties and responsibilities and then outlined the proposed structure of the transaction, the key terms and conditions of the transaction agreements and the issues that remained to be negotiated. Bear Stearns presented its preliminary financial analysis to the Transaction Committee on the fairness of the consideration to Multex's stockholders, excluding Reuters, from a financial point of view. Management again presented its views as to why a sale of the company at the price proposed by Reuters was in the best interests of Multex's stockholders. After a further discussion regarding the range of other available alternatives, the Transaction Committee again concluded that proceeding with Reuters at the price and on the terms under negotiation remains in the best interests of Multex's stockholders.

     On Monday, February 17, 2003, the Transaction Committee again met with its legal counsel and financial advisors. Davis Polk & Wardwell again advised the Transaction Committee on its legal duties and responsibilities and described the structure of the transaction and the key terms and conditions of the transaction agreements and developments in negotiations from the preceding day. The Transaction Committee thereafter received a report from Bear Stearns as to the fairness of the consideration to Multex's stockholders, excluding Reuters, from a financial point of view. After these presentations and another summary from management on why a sale of the company at the price proposed by Reuters was in the best interests of Multex's stockholders, the Transaction Committee unanimously agreed to recommend the proposed transaction to the Board of Directors. Immediately following, the Board of Directors convened at which time the Transaction Committee members and representatives of its legal and financial advisors reported to the entire Board on the merger agreement with Reuters and the transactions contemplated thereby, including the tender offer by Reuters' merger subsidiary and the subsequent merger of its merger subsidiary with and into Multex. After receiving a description of its fiduciary duties, the conclusions and recommendations of the Transaction Committee, the fairness opinion received from Bear Stearns and a summary of the other principal terms of the transaction, Multex's Board unanimously approved the proposed transaction.

     The parties executed the merger agreement as of February 17, 2003 (which was thereafter amended and restated as of February 24, 2003 to clarify certain issues and language to reflect the parties' intent more accurately), and the transaction was publicly announced in both the United Kingdom and the United States during the early morning of Tuesday, February 18, 2003. A copy of the joint press release was filed with the Securities and Exchange Commission under cover of Schedule 14D-9C by Multex on February 18, 2003 and is incorporated into this document by reference.

REASONS FOR THE RECOMMENDATION OF THE MULTEX BOARD

     In (i) determining that each of the tender offer by Reuters' merger subsidiary, the subsequent merger of the merger subsidiary into Multex and our merger agreement with Reuters is advisable, fair to and in the best interests of Multex and its stockholders, excluding Reuters, (ii) approving and adopting our merger agreement with Reuters and the transactions contemplated thereby (including the tender offer and the merger) and (iii) recommending that Multex's stockholders tender their common shares in the tender offer and, if applicable, approve and adopt our merger agreement with Reuters and the merger, the Transaction Committee, in making its recommendation, and our Board of Directors, in giving its approval, considered a number of factors, including the following, in addition to the factors mentioned in the section entitled "Background" above in this Item 4.

     In the course of reaching its decision to recommend our merger agreement with Reuters and the transactions contemplated by the merger agreement, including Reuters' offer and the subsequent merger, the

Transaction Committee consulted with its financial and legal advisors and Multex's management and considered a number of factors in making the recommendation, including the following:

          (1) our business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with these prospects. Specifically, the Transaction Committee also considered:

        - the historical performance of Multex;

        - management's business plan for fiscal year 2003;

        - the long-range projections of management;

        - the potential impact on Multex's business plan posed by various risks inherent in achieving management's long-range plan;

        - the challenging current economic conditions generally and the economic pressures facing our customers; and

        - the greater financial resources of some of our competitors which could create competitive disadvantages to us.

     (2) the public market for our stock. Specifically, the Transaction Committee also considered:

        - the decline in trading prices for Multex common shares in the period since its initial public offering and the low probability that these market values would recover over the short-term;

        - the historical and current market prices, earnings before interest, taxes, depreciation and amortization and other multiples, recent trading activity and trading range for our common shares, market indices and the common shares for businesses in the Financial Information Services Sector provided to the Transaction Committee by Bear Stearns; and

        - the historically low trading volume of our stock, the volatility of our stock price and the ability of our stockholders to realize liquidity with respect to their shares in light of that trading volume and volatility even if Multex were to achieve its business plan.

          (3) the potential stockholder value that could be expected to be generated from the other strategic alternatives to an extraordinary transaction with Reuters. This included continuing to maintain Multex as an independent, publicly held corporation and not engaging in any extraordinary transaction. The Transaction Committee deemed these options less attractive in light of the risks and uncertainties associated with each of these alternatives and the timing and the likelihood of accomplishing the goal of these alternatives. The Transaction Committee also considered other possible strategic alternatives, including an extraordinary transaction with various competitors and other potentially interested parties. The Transaction Committee's determination that it was unlikely that a third party would offer a more compelling alternative than Reuters included assessments with respect to a number of considerations including:

        - the limited number of other bidders with a realistic possibility of consummating the transaction or doing so as swiftly as Reuters would be able to complete a transaction with us;

        - the potential harm to our business of engaging with a bidder that did not present a significant likelihood of achieving a successful transaction;

        - the limited financial abilities of certain other potential bidders;

        - past contacts between representatives of Multex and representatives of certain potentially interested parties indicating that they were not interested in a business combination with Multex or valued only certain portions of our business;

        - the fact that certain of the other potential bidders who could have had an interest in acquiring Multex would likely face significant regulatory obstacles that made pursuit of a business combination with those bidders undesirable. This was particularly the case relative to the likelihood, based upon the advice of management after consultation with legal counsel, that the regulatory approvals necessary to complete an extraordinary transaction with Reuters could be obtained; and

        - the fact that two of our competitors engaged in a series of discussions with our financial advisor with respect to a potential business combination with Multex and, after deliberation, both competitors declined to pursue the opportunity.

          (4) the likelihood that, in the Transaction Committee's view, conducting an extensive public auction process before selling Multex (a) would risk the loss of the opportunity to effect an extraordinary transaction with Reuters or to do so on terms as favorable as those contemplated by the merger agreement and (b) would be detrimental to Multex by significantly disrupting our existing operations, including the risks to our customer base and employee retention that are inherent in approaching potential bidders with competitive operations.

          (5) that, if the Transaction Committee declined to approve Reuters' proposal at the time, there was no assurance that there would be another opportunity for our stockholders to receive from Reuters or any other person as significant a premium as that contemplated by the merger agreement for their shares, including if Reuters were in the future no longer interested in an acquisition of Multex due to changes in its own businesses.

          (6) the Transaction Committee's belief that it had obtained the highest price per share that Reuters is willing to pay after considering, among other things, the strategic importance of a transaction to Reuters and the potential value to Reuters of the synergies that a business combination between Multex and Reuters offered.

          (7) the fact that the $7.35 per common share price to be received by Multex's stockholders in both Reuters' offer and the subsequent merger represents a premium of approximately 60.5% over the closing price of Multex stock on February 14, 2003, the business day immediately before the public announcement by Reuters of the proposed transaction between Multex and Reuters, (a) a premium of approximately 61.5% over the closing price of Multex shares on February 7, 2003, one week before the public announcement of the proposed transaction between Multex and Reuters, (b) a premium of approximately 54.7% over the closing price of Multex shares on January 14, 2003, one-month before the public announcement of the proposed transaction between Multex and Reuters, (c) a premium of approximately 158.8% over the price of the Multex stock on October 17, 2002, the date in the most recent 52-weeks on which the shares of Multex had their lowest price (including the fact that Multex's stock had not traded at or above $7.35 per share since July 2001) and (d) a premium of approximately 96.5% over the enterprise value of Multex on February 14, 2003.

          (8) the presentation of Bear Stearns which involved various valuation analyses of Multex, and the opinion of Bear Stearns that, as of February 17, 2003 and based upon and subject to the matters stated in the opinion, the consideration to be received by our stockholders pursuant to Reuters' tender offer and the subsequent merger of its merger subsidiary with and into Multex is fair, from a financial point of view, to our stockholders, excluding Reuters. We have included a copy of the Bear Stearns written opinion that was delivered to the Transaction Committee as Annex B to this
     Schedule 14D-9. WE URGE STOCKHOLDERS TO READ THE BEAR STEARNS OPINION IN ITS ENTIRETY.

          (9) the lack of any required approval by Reuters' stockholders to complete the tender offer and subsequent merger, and the belief that Reuters has the ability and desire to complete the tender offer and subsequent merger in a timely manner.

          (10) that our merger agreement with Reuters was the product of arm's-length negotiations between us and our advisors, on the one hand, and Reuters and its advisors, on the other, and that no member of the Transaction Committee was employed by or affiliated with Multex (except as a director of Multex) or Reuters.

          (11) the fact that the consideration to be received by Multex's stockholders in the offer and the subsequent merger of Reuters' merger subsidiary with and into Multex would be payable in cash, and the certainty of value of that cash consideration compared to any stock consideration that may be offered by an alternative party.

          (12) the fact that the offer by Reuters' merger subsidiary and the subsequent merger provide for a prompt cash tender offer for all of the Multex shares to be followed by the merger for the same consideration, thereby enabling Multex's stockholders to obtain the benefits of the transaction in exchange for their Multex shares swiftly.

          (13) the financial and other terms and conditions of our merger agreement with Reuters including, but not limited to, the fact that the terms of our merger agreement (a) do not act to preclude other third parties from making unsolicited proposals after execution of our merger agreement, (b) will not prevent the Transaction Committee from determining, in the exercise of its fiduciary duties under applicable law and subject to the terms and conditions of our merger agreement, to provide information to and engage in negotiations with any such third parties and (c) will permit Multex, subject to payment of a $5.5 million termination fee and the other conditions set forth in the merger agreement, to enter into a transaction with any party that makes a proposal that would be more favorable to our stockholders than the tender offer and the subsequent merger of Reuters' merger subsidiary with and into Multex, taking into account all relevant factors.

     In view of the wide variety of factors considered in connection with its evaluation of our merger agreement, the transactions contemplated by our merger agreement, including the tender offer and subsequent merger, and the complexity of these matters, the Transaction Committee did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weights to the factors considered in connection with its determination. The Multex Transaction Committee relied on the experience and expertise of Bear Stearns, its financial advisor, for quantitative analysis of the financial terms of our merger agreement and the transactions contemplated by our merger agreement. In addition, the Multex Transaction Committee did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Transaction Committee conducted an overall analysis of the factors described above, including thorough discussions with its legal and financial advisors. In considering the factors described above, individual members of the Transaction Committee may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving our merger agreement with Reuters and the transactions contemplated by our merger agreement, including the offer and the subsequent merger.

     In addition, the Transaction Committee believes that sufficient procedural safeguards were and are present to ensure the fairness of our merger agreement and the transactions contemplated thereby, including the tender offer and the merger, to Multex's stockholders (other than Reuters) and to permit the Transaction Committee to represent effectively the interests of Multex's stockholders (other than Reuters), including the following:

     - the Transaction Committee consisted entirely of non-employee independent directors who are not affiliated with Reuters in any way and who acted to represent solely the interests of Multex's stockholders (other than Reuters);

     - the Transaction Committee retained and received advice from its independent legal counsel, Davis Polk & Wardwell; and

     - the Transaction Committee was advised by and received the opinion of its financial advisor, Bear Stearns, that we referred to above.

     We also incorporate into this document by reference the reasons for the recommendation set forth under "SPECIAL FACTORS -- 4. Reuters' and Purchaser's Position Regarding the Fairness of the Offer" in the Reuters Offer to Purchase.

     Our Board of Directors consists of seven members, four of whom served on the Transaction Committee. At the February 17, 2003 meeting of the Board, the Transaction Committee, with the participation of representatives of its legal and financial advisors, Davis Polk & Wardwell and Bear Stearns, respectively, reported to the entire Multex Board on its review of our merger agreement with Reuters and the transactions contemplated thereby, including the tender offer and the subsequent merger of Reuters' merger subsidiary with and into Multex. A copy of the report prepared by Bear Stearns and presented to the Transaction Committee and the full Multex Board will be transmitted to any interested stockholder of Multex or a representative who has been designated in writing upon written request and at the expense of the requesting stockholder. The Board considered the conclusions and recommendations of the Transaction Committee and the fact that it received an opinion regarding fairness from Bear Stearns, together with the other factors enumerated above which were considered by the Transaction Committee. The Multex Board believes that these factors support its determinations.

OPINION OF BEAR, STEARNS & CO. INC.

     In an engagement letter dated January 17, 2003, the Transaction Committee of the Board of Directors of Multex engaged Bear Stearns to act as its financial advisor. Bear Stearns is an internationally recognized investment banking firm that has substantial experience with business combinations similar to this transaction. As part of its investment banking business, Bear Stearns is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, divestitures, negotiated underwritings, primary and secondary distributions of listed and unlisted securities and private placements.

     At the February 17, 2003 meeting of the Transaction Committee, Bear Stearns delivered its oral opinion, which was subsequently confirmed in a written opinion dated as of February 17, 2003, to the effect that the consideration to be received was fair, from a financial point of view, to the stockholders of Multex, excluding Reuters, as of that date, and subject to the assumptions, qualifications and limitations set forth in the opinion.

     THE FULL TEXT OF THE BEAR STEARNS WRITTEN OPINION DATED FEBRUARY 17, 2003, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, SOME OF THE MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BEAR STEARNS IN CONNECTION WITH THE OPINION, IS ATTACHED AS ANNEX B TO THIS DOCUMENT AND IS INCORPORATED INTO THIS DOCUMENT BY REFERENCE. WE URGE OUR STOCKHOLDERS TO READ THE OPINION IN ITS ENTIRETY. THE SUMMARY OF THE OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THAT OPINION.

     In reading the discussion of the Bear Stearns' fairness opinion set forth below, the holders of Multex common stock should be aware that Bear Stearns' opinion:

     - was provided to the Transaction Committee and our full Board of Directors for their benefit and use in consideration of this transaction;

     - did not address Multex's underlying business decision to pursue this transaction, the relative merits of this transaction as compared to any alternative business strategies that might exist for Multex or the effects of any other transaction in which Multex might engage; and

     - did not constitute a recommendation to the Transaction Committee, our full Board of Directors or any of our stockholders as to how to vote in connection with the transaction or whether to tender their shares in the offer.

     A copy of Bear Stearns' written presentation to the Transaction Committee is filed as Exhibit (c)(4) to the Schedule TO of Reuters and is incorporated into this document by reference. A copy of Bear Stearns' written presentation will also be available for inspection and copying at our principal executive offices during regular business hours by any interested Multex stockholder or any representative of the stockholder who has been so designated in writing and may be inspected and copied at the office of, and obtained by mail from, the SEC.

     Although Bear Stearns evaluated the fairness of the consideration from a financial point of view to the stockholders of Multex, excluding Reuters, the consideration itself was determined through negotiations between the Transaction Committee and Reuters and was approved by the Transaction Committee and our entire Board of Directors. While Bear Stearns did provide financial advice to the Transaction Committee during the course of these negotiations, the decision to recommend this transaction to the Board of Directors of Multex was solely that of the Transaction Committee. Bear Stearns' opinion was among numerous factors that the Transaction Committee took into consideration in making its determination to recommend this transaction and the merger agreement.

     In the course of performing its review and analyses for rendering this opinion, Bear Stearns has:

     - reviewed the merger agreement, the tender and voting agreement between seven senior managers of Multex and Reuters, and the proposed employment agreement between Mr. Isaak Karaev and Reuters America Inc.;

     - reviewed Multex's Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 1999 through 2001, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, June 30, 2002 and September 30, 2002, and its press release dated January 30, 2003 setting forth the preliminary results of operations for the quarter ended and year ended December 31, 2002;

     - reviewed certain operating and financial information relating to Multex's business and prospects, including projections for the four years ended December 31, 2006, provided to us by management of Multex consisting of a base case and a sensitivity to the base case, quantifying the effect of certain risks to the base case, including, among others, new entrants to Multex's markets;

     - met with certain members of Multex's senior management to discuss Multex's business, operations, historical financial results, the base case projections and the sensitivity analysis to the base case and future prospects;

     - reviewed the historical prices, trading multiples and trading volume of Multex common stock;

     - reviewed publicly available financial data, stock market performance data and trading multiples of companies in the financial information services sector that Bear Stearns believed to be relevant;

     - reviewed the terms of (i) recent mergers and acquisitions of companies in the financial information services sector that Bear Stearns believed to be relevant and (ii) premia paid in acquisitions of a diverse set of companies of a similar size to Multex and which Bear Stearns believed relevant to our analysis of the transaction;

     - performed discounted cash flow analyses on the base case projections and on the sensitivity analysis to the base case; and

     - conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

     In preparing its opinion, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including, but not limited to, the base case projections and the sensitivity analysis to the base case, provided to Bear Stearns by Multex. With respect to the base case projections and the sensitivity analysis to the base case, Bear Stearns relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Multex as to the expected future performance of Multex with and without taking into account the risks described above. Bear Stearns did not assume any responsibility for the independent verification of any such information or of the base case projections and the sensitivity analysis to the base case provided to Bear Stearns, and relied upon the assurances of Multex's senior management that they are unaware of any facts that would make the information, the base case projections or the sensitivity analysis to the base case provided to Bear Stearns, incomplete or misleading.

     In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of Multex, nor was it furnished with any such appraisals. During the course of its engagement, while Bear Stearns was not authorized to seek offers for Multex, Bear Stearns and

Multex's management held preliminary, informal discussions with other large financial information services companies with respect to a possible acquisition of Multex, and Bear Stearns considered the results of those discussions in rendering its opinion. Bear Stearns has assumed that the transaction will be consummated in a timely manner and in accordance with the terms of the merger agreement without any amendments or modifications that collectively would have a material effect on Multex.

     Bear Stearns' opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date of its opinion, and Bear Stearns undertook no obligation to update or revise its opinion to reflect any developments occurring after that date.

     Set forth below is a brief summary of the material valuation, financial and comparative analyses considered by Bear Stearns in connection with the rendering of the Bear Stearns opinion. This summary does not purport to be a complete description of the analyses underlying the Bear Stearns opinion.

     In performing its analyses, Bear Stearns made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bear Stearns, Multex and Reuters. Any estimates contained in the analyses performed by Bear Stearns are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of business or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

  HISTORICAL STOCK TRADING ANALYSIS

     Bear Stearns reviewed the historical stock trading performance of Multex common stock and observed the following summary trading data as of February 14, 2003:

                                                                 MULTEX
                                                               STOCK PRICE
                                                               -----------
February 14, 2003...........................................      $4.58
20-Day Average..............................................      $4.61
6-Month Average.............................................      $3.66
12-Month Average............................................      $3.84
12-Month High...............................................      $5.00
12-Month Low................................................      $2.84

     Bear Stearns analyzed the trading volume within certain price ranges of Multex common stock during the last twelve months and six months ended February 14, 2003 as illustrated by the table below:

                                 $2.50-$3.00   $3.01-$3.50   $3.51-$4.00   $4.01-$4.50   $4.51-$5.00
                                 -----------   -----------   -----------   -----------   -----------
% of total volume -- 6
  months(1)                          3.0%         71.3%          7.3%          8.2%         10.2%
% of total volume -- 12
  months(1)                          0.9%         27.6%         31.1%         31.3%          9.1%

---------------

(1) As of February 14, 2003.

     Bear Stearns noted that Multex common stock predominantly traded between $3.01 and $3.50 per share during the six-month period ended February 14, 2003.

     Bear Stearns also analyzed the average daily trading volume during the month ended February 14, 2003 as a percentage of the total number of shares traded and not owned by affiliates or management of Multex

(which is sometimes referred to as the "public float") to various companies in the financial information services sector, as illustrated by the table below:

                                                 DAILY VOLUME/FLOAT(1)
-----------------------------------------------------------------------------------------------------------------------
                              INTERACTIVE   MCGRAW-                                                               VALUE
MULTEX                 D&B       DATA        HILL     MOODY'S   REUTERS   THOMSON   BARRA   FACTSET   ONESOURCE   LINE
------                 ----   -----------   -------   -------   -------   -------   -----   -------   ---------   -----
0.08%................  0.49%     0.34%       0.58%     0.46%     1.34%     0.23%    1.54%    1.17%      0.28%     0.35%

---------------

(1) Represents 1-month average daily trading volume.

     Bear Stearns noted that Multex average daily volume as a percentage of its public float was 0.08%, the lowest among the financial information services companies Bear Stearns believed relevant to its analysis.

     Bear Stearns compared the stock price performance of Multex to various indices during the last three years, two years, twelve months and six months ended February 14, 2003, as illustrated by the table below:

                                                       % CHANGE IN STOCK PRICE
                                            ----------------------------------------------
                                            3 YEARS(1)   2 YEARS(1)   LTM(1)   6 MONTHS(1)
                                            ----------   ----------   ------   -----------
Multex....................................     (86%)        (78%)       (8%)        45%
Peer Index 1(2)...........................      23%          18%       (18%)       (10%)
Peer Index 2(3)...........................       1%         (22%)      (24%)         0%
S&P 500...................................     (40%)        (37%)      (25%)        (9%)

---------------

Note: Peer Indices based on equal price weighting.

(1) As of February 14, 2003.

(2) Comprised of selected financial information services companies with a market capitalization greater than $1 billion, including D&B Corp., Interactive Data Corp., McGraw-Hill Companies Inc., Moody's Corporation, Reuters Group PLC and The Thomson Corp.

(3) Comprised of selected financial information services companies with a market capitalization less than $1 billion, including Barra, Inc., FactSet Research Systems Inc., OneSource Information Services Inc. and Value Line, Inc.

  DISCOUNTED CASH FLOW ANALYSIS

     Bear Stearns also performed a discounted cash flow analysis of Multex to estimate the present value of the unlevered after-tax free cash flows that Multex could generate. The analyses were based on base case financial projections for the four years ending December 31, 2006 and a sensitivity analysis to the base case. Ranges of terminal values for the discounted cash flows were estimated using multiples of terminal year 2006 earnings before interest, taxes, depreciation and amortization (which is sometimes referred to as "EBITDA") of 7.0x to 11.0x for the base case and 6.0x to 10.0x for the sensitivity to the base case. These terminal values were based on Multex's growth indicated by the base case projections and the sensitivity analysis to the base case as well as EBITDA multiples of publicly traded financial information services companies that Bear Stearns believed to be relevant. Bear Stearns then discounted to present value the free cash flow streams and terminal values using discount rates of 15.0% to 20.0%. Bear Stearns also valued Multex's NOLs carry-forward using these discount rates. The discount rates reflect Multex's estimated weighted average cost of capital. This analysis indicated the following per share equity reference ranges after adjustments for cash, NOLs and unconsolidated investments:

                                                            PER SHARE EQUITY REFERENCE RANGE
                                                            --------------------------------
Base case................................................            $7.16 - $10.50
Sensitivity analysis to the base case....................            $4.02 - $ 5.44

     Bear Stearns noted that, without attribution of the NOL carry-forward, the range was $6.72 -- $10.07 for the base case and $3.67 -- $5.11 for the sensitivity analysis to the base case.

  PREMIA ANALYSIS

     Bear Stearns conducted (1) an analysis of the implied premium to be paid to Multex common stockholders, (2) an analysis of premia paid in transactions of financial information services companies and (3) an analysis of premia paid in all-cash transactions since January 1, 2000 for all U.S. public targets with transaction values between $150 million and $350 million.

     Bear Stearns calculated the implied premia to be paid to Multex common stockholders based on various prices as of February 14, 2003, one business day before announcement of the transaction, as illustrated by the table below:

                                                     MULTEX         PROPOSED
                                                   STOCK PRICE   TRANSACTION(1)   % PREMIUM
                                                   -----------   --------------   ---------
February 14, 2003................................     $4.58          $7.35           60.5%
20-Day Average...................................     $4.61                          59.4%
6-Month Average..................................     $3.66                         101.0%
12-Month Average.................................     $3.84                          91.5%
12-Month High....................................     $5.00                          47.0%
12-Month Low.....................................     $2.84                         158.8%
Enterprise Value(2)
February 14, 2003................................     $ 107          $ 210           96.5%

---------------

(1) The transaction was announced on February 18, 2003.

(2) Enterprise valued defined as market value of equity, based on fully diluted shares outstanding (treasury method), less cash balance of $50.6 million. Enterprise value in US$ millions.

     Bear Stearns also noted the premia paid in mergers and acquisitions of financial information services companies that it believed relevant for its analysis, as illustrated by the table below:

                                                                   PREMIUM PRIOR TO
                                                                    ANNOUNCEMENT(1)
                                                              ---------------------------
                                                              1 DAY PRIOR   1 MONTH PRIOR
                                                              -----------   -------------
Average.....................................................     45.2%          48.8%
Median......................................................     30.9%          42.7%

---------------

(1) Represents premia paid to stock price.

     Bear Stearns also conducted an analysis of premia paid in all-cash transactions since January 1, 2000 for all U.S. public targets with transaction values between $150 million and $350 million, as illustrated by the table below:

                                                                   PREMIUM PRIOR TO
                                                                    ANNOUNCEMENT(1)
                                                              ---------------------------
                                                              1 DAY PRIOR   1 MONTH PRIOR
                                                              -----------   -------------
Average.....................................................     36.8%          55.8%
Median......................................................     33.0%          51.0%

---------------

(1) Represents premia paid to stock price in all-cash transactions (100% acquired).

     The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analysis and the application of these methods to the particular circumstances involved. Fairness opinions therefore are not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analyses as a whole, would, in the view of Bear Stearns, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering its opinion. Bear Stearns did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Bear Stearns considered the results of its separate analyses and did not attribute particular weight to any one analysis or factor. The analyses performed by Bear Stearns, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses were prepared solely as part of the Bear Stearns analysis of the fairness, from a financial point of view, of the consideration to be received by the stockholders of Multex, excluding Reuters.

     Under the terms of its engagement letter dated January 17, 2003 with Bear Stearns, the Transaction Committee of the Board of Directors of Multex agreed to pay Bear Stearns (i) an opinion fee equal to $500,000, payable upon delivery of Bear Stearns' fairness opinion and (ii) a transaction fee of $2,347,000, net of the opinion fee, payable at the time of the closing of Reuters' offer or any other offer. Multex also agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of legal counsel and other professional advisors. Multex also agreed to indemnify Bear Stearns and certain related parties from and against certain liabilities, including liabilities under the federal securities laws, related to or arising out of the engagement.

     Bear Stearns has not previously rendered investment banking and financial advisory services to Multex. Bear Stearns may provide financial advisory and financial services to the combined company and/or its affiliates and may receive fees for the rendering of these services. In the ordinary course of its business, Bear Stearns may actively trade the securities of Multex and/or Reuters for its own account and for the accounts of its customers and, accordingly, Bear Stearns may at any time hold a long or short position in these securities.

INTENT TO TENDER

     After reasonable inquiry and to the best of our knowledge, we understand that each director and executive officer of Multex (a) who holds common shares of record or beneficially owns common shares currently intends to tender common shares, unless the tender would violate applicable securities laws or require disgorgement of any profits under Section 16 of the Exchange Act or any such director or officer elects to sell his or her shares into the market before the consummation of the offer for financial planning purposes and (b) recommends that the Multex stockholders tender their common shares in the offer and, if applicable, approve and adopt our merger agreement with Reuters and the subsequent merger for the reasons set forth in this document under the heading "Reasons for the Recommendation of the Multex Board" above.

     Additionally, the executive officers named in the section entitled "Stockholder Tender and Voting Agreement" under Item 3 of this document have agreed, among other things, to tender their shares into the offer by Reuters' merger subsidiary, or, as applicable, to vote their shares in favor of a merger with that subsidiary (as further described in that Section). For a description of the stockholder tender and voting agreement, see Item 3 of this document. See also the full text of that agreement which is attached as Exhibit (d)(2) to the Schedule TO of Reuters which we are incorporating into this document by reference.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     In connection with the consideration of our strategic alternatives, our Transaction Committee retained Bear Stearns to act as financial advisor to the Transaction Committee and to undertake an analysis to enable it to render a written opinion to the Transaction Committee that, as of the date of our merger agreement with

Reuters, the consideration to be received by Multex's stockholders in the offer and the subsequent merger pursuant to the merger agreement is fair to those holders, excluding Reuters, from a financial point of view. Pursuant to an engagement letter dated January 17, 2003 with Bear Stearns, Multex agreed to pay Bear Stearns the amounts described above, in the circumstances and on the terms described above, in the section of this document entitled "Opinion of Bear, Stearns & Co. Inc." Multex also agreed to the reimbursement and indemnification obligations described in the immediately preceding section of this document.

     Except as described above, neither Multex nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the offer and the merger between Reuters' merger subsidiary and Multex, except for any solicitations or recommendations that may be made by directors, officers or employees of Multex, for which they shall receive no additional compensation.

     We also incorporate into this document by reference the information contained under "THE TENDER OFFER -- 11. Fees and Expenses" in the Reuters Offer to Purchase.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     We are incorporating into this document by reference the table setting forth information regarding beneficial ownership of Multex common shares by each director and executive officer of Multex which is contained in the Information Statement that is attached as Annex A to this document.

     Multex has not repurchased any of its common shares on the open market within the past 60 days.

     Other than pursuant to the exercise of options or the purchase of shares under our Employee Stock Purchase Plan, none of our executive officers, directors or affiliates have purchased or sold common shares in the last 60 days.

     Common shares of Multex are listed and principally traded on The Nasdaq Stock Market's National Index under the symbol "MLTX." See "THE TENDER
OFFER -- 5. Price Range of Shares of Multex Common Stock" in Reuters' Offer to Purchase for a table setting forth high and low sales prices for common shares of Multex for each quarter during the past two years which we incorporate into this document by reference. To date, Multex has never paid a dividend on its common shares. During the past three years, Multex has not made an underwritten public offering of common shares that has been registered under the Securities Act of 1933 or exempt from registration under Regulation A of the Securities Act of 1933.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     For the reasons discussed in Item 4 above, acting upon the unanimous recommendation of the Transaction Committee and by a unanimous vote of the directors present and voting at its February 17, 2003 meeting, our Board of Directors determined that (i) each of the tender offer by Reuters' merger subsidiary, the subsequent merger of this subsidiary into Multex and our merger agreement with Reuters is advisable, fair to and in the best interests of Multex and its stockholders (excluding Reuters), (ii) approved and adopted our merger agreement with Reuters and the transactions contemplated thereby (including the tender offer and the subsequent merger) and (iii) recommended that Multex's stockholders tender their common shares in the offer and, if applicable, approve and adopt our merger agreement with Reuters and the subsequent merger. Except for the transactions with Reuters that are contemplated by the merger agreement, Multex is not now engaged in any negotiations that relate to, or would result in, one or more of the following occurring: (i) a tender offer for or other acquisition of Multex securities by Multex, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving Multex or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Multex or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Multex.

     Except as disclosed in this document, there is no transaction, board resolution, agreement in principle or signed contract that has been entered into in response to Reuters' offer that relates to or would result in the occurrence of any of the events to which the previous paragraph refers. No provision has been made in connection with the tender offer by Reuters' merger subsidiary and subsequent merger to grant any unaffiliated stockholder access to the corporate files of Multex or to obtain counsel or appraisal services at the expense of Multex.

     We also incorporate into this document by reference the information contained under "SPECIAL FACTORS -- 6. Purpose of the Offer; Plans for Multex" in the Reuters Offer to Purchase and "SPECIAL FACTORS -- 7. Certain Effects of the Offer and Merger."

ITEM 8.  ADDITIONAL INFORMATION.

INFORMATION STATEMENT

     The Information Statement, which is attached as Annex A to this document, is being furnished to Multex's stockholders in connection with the designation by Reuters of persons to Multex's Board of Directors, other than at a meeting of Multex's stockholders. We are incorporating that Information Statement into this document by reference.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     In general, Section 203 of Delaware General Corporation Law prevents an "interested stockholder" (generally, a stockholder that owns 15% or more of a corporation's outstanding voting stock or an affiliate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions as described below) with a Delaware corporation for a period of three years following the time at which that person became an interested stockholder, unless, among other exceptions, before that time the corporation's board of directors approved either the business combination or the transaction that resulted in that stockholder becoming an interested stockholder. Our Board of Directors has approved, and determined that Section 203 of Delaware General Corporation Law does not apply to, our merger agreement with Reuters, the stockholder tender and voting agreement and the transactions contemplated thereby (including the tender offer and the subsequent merger).

SECTION 253 OF DELAWARE GENERAL CORPORATION LAW

     Under Section 253 of Delaware General Corporation Law, if Reuters' merger subsidiary acquires, pursuant to its offer or otherwise, at least 90% of the outstanding common shares, the merger subsidiary would be able to effect its merger with Multex without a vote of our stockholders. If the merger subsidiary does not acquire at least 90% of the outstanding common shares, the merger subsidiary would have to seek approval from our stockholders of our merger agreement with Reuters and the subsequent merger. In that instance, approval of our merger agreement with Reuters and the merger would require the affirmative vote of holders of a majority of the outstanding common shares. If the Minimum Condition (as defined in our merger agreement with Reuters) and the other conditions to Reuters' offer are satisfied and the offer is completed, the merger subsidiary will own a sufficient number of common shares to ensure that our merger agreement with Reuters will be approved by our stockholders.

     Additionally, under the merger agreement, if Reuters' merger subsidiary consummates the offer, Multex has granted the merger subsidiary an irrevocable option to purchase up to that number of shares of our common stock that is equal to the lowest number of shares that, when added to the number of shares collectively owned, directly or indirectly, by Reuters or the merger subsidiary immediately after the Offer, will constitute at least 90 percent of the shares of Multex common stock then outstanding on a fully diluted basis at a price per share equal to that paid in the offer. The merger subsidiary can make this payment in cash or by issuing a demand note to Multex in the required amount. The exercise of this option is subject to satisfaction of a number of conditions that are described more fully under "SPECIAL FACTORS -- 9. The Merger Agreement; The Tender Agreement and The Employment Agreement -- Top-Up Option" in the Reuters Offer to Purchase, and are set forth in the merger agreement which is attached as Exhibit (d)(1) to the Reuters Offer to Purchase, each of which we are incorporating into this document by reference. If those conditions are satisfied and the merger subsidiary exercises this option, then Reuters and the merger subsidiary will collectively own a sufficient number of shares of common stock to effect the merger pursuant to Section 253 of the Delaware General Corporation Law without the need to obtain stockholder approval. If this were to occur, it would have the effect of accelerating the payment of our stockholders for their shares pursuant to the merger.

APPRAISAL RIGHTS

     Stockholders do not have appraisal rights in connection with the tender offer by Reuters' merger subsidiary. Under Section 262 of Delaware General Corporation Law, however, if the merger is consummated, stockholders of Multex who have neither voted in favor of the merger nor consented to it in writing and who otherwise comply with the applicable statutory procedures under Delaware General Corporation Law will be entitled to receive a judicial determination of the fair value of their common shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) and to receive payment of that fair value in cash, together with a fair rate of interest, if any, for their common shares. Any such judicial determination of the fair value of those dissenting common shares could be based upon considerations, other than or in addition to the offer price of $7.35 per common share payable by Reuters' merger subsidiary and the market value of those shares. Our stockholders should recognize that the value so determined could be higher or lower than the consideration paid in the merger. Moreover, Reuters and its merger subsidiary may argue in an appraisal proceeding that, for purposes of that proceeding, the fair value of the dissenting common shares is less than the price paid in the tender offer and the merger.

     If any holder of common shares who demands appraisal under Section 262 of Delaware General Corporation Law fails to perfect, or effectively withdraws or loses the rights to appraisal as provided in Delaware General Corporation Law, the common shares of that stockholder will be converted into the right to receive the price per common share paid in the merger. A stockholder may withdraw the demand for appraisal by delivering to the merger subsidiary a written withdrawal of the demand and a written acceptance of its merger with and into Multex.

     Failure to follow the steps required by Section 262 of Delaware General Corporation Law for perfecting appraisal rights may result in the loss of those rights.

CERTAIN LEGAL MATTERS

     Except as otherwise disclosed in this document, Multex is not aware of any licenses or other regulatory permits that appear to be material to the business of Multex and that might be adversely affected by the acquisition of common shares by the merger subsidiary pursuant to the offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of common shares by the merger subsidiary pursuant to its offer. The merger subsidiary's obligation under the offer to accept for payment and pay for common shares is subject to certain conditions that are set forth under "THE TENDER OFFER -- 9. Certain Conditions of the Offer" in the Reuters Offer to Purchase and are incorporated into this document by reference.

     The transactions contemplated by the offer and the subsequent merger are or may be subject to a number of applicable laws and regulations, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules that have been promulgated thereunder by the Federal Trade Commission, certain regulations of the Federal Reserve Board, certain state takeover laws and certain non-U.S. antitrust filings and/or approvals. Information concerning these matters is set forth under "THE TENDER OFFER -- 10. Certain Legal Matters" in the Reuters Offer to Purchase, and we incorporate that information into this document by reference.

CERTAIN FINANCIAL STATEMENTS

     We also incorporate into this document by reference:

     - the audited financial statements of Multex as of and for the two fiscal years ended December 31, 2000 and December 31, 2001 contained in Item 8 of Multex's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission on April 1, 2002;

     - the unaudited financial statements of Multex as of and for the quarter and nine months ended September 30, 2002 contained in Part I, Item 1 of Multex's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002;

     - the unaudited financial statements of Multex as of and for the quarter and six months ended June 30, 2002 contained in Part I, Item 1 of Multex's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the Securities and Exchange Commission on August 14, 2002; and

     - the unaudited financial statements of Multex as of and for the quarter ended March 31, 2002 contained in Part I, Item 1 of Multex's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed with the Securities and Exchange Commission on May 14, 2002.

     As of December 31, 2002, the book value per share of Multex was $3.36.

FORWARD-LOOKING STATEMENTS

     This document, including its exhibits and all information that we have incorporated into this document by reference, includes forward-looking statements which are often denoted by words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "foresees" and similar expressions. These statements are not guarantees of future performance. They are based on our current expectations and projections about future events, and are subject to a number of risks, uncertainties and assumptions about Multex that could cause actual results to differ materially from those expressed in this document. Those risks and uncertainties are described in the periodic reports Multex files with the Securities and Exchange Commission, including under the caption "Risk Factors that May Affect Future Results" in our Annual Report on Form 10-K. Those risks and uncertainties include, but are not limited to: changing Internet markets and economic conditions; downturns in the financial services industry; increasing competition in our investment research, earnings estimates and ASP businesses; the loss of existing customers or channel partners; our ability to attract and retain highly skilled employees; uncertainty as to future U.S. and international regulations governing the Internet; and potential failures of our network infrastructure. Our reported results should not be considered an indication of future performance. Unless required by law, Multex undertakes no obligation to update forward-looking statements.

ADDITIONAL INFORMATION

     Multex files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. Reuters files special reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549 and the SEC's Northeast Regional Office, 233 Broadway, New York, New York 10279. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet web site that has reports, proxy statements and other information about issuers, like Multex and Reuters, that make electronic filings with the SEC. The address of that site is http://www.sec.gov.

     The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we have incorporated by reference is deemed to be part of this document, except for any information superseded by information directly in this document. We have incorporated the information in all of the Exhibits referred to in Item 9 below into this document by reference.

ITEM 9.  EXHIBITS.

     We are filing the following exhibits with this document:

Exhibit 1 The Offer to Purchase dated February 26, 2003 (incorporated into this document by reference to Exhibit (a)(1)(i) to the Schedule TO of Reuters and its merger subsidiary filed on February 26, 2003).
Exhibit 2 Letter of Transmittal (incorporated into this document by reference to Exhibit (a)(1)(ii) to the Schedule TO of Reuters and its merger subsidiary filed on February 26,
              2003).
Exhibit 3*    Letter to Stockholders of Multex dated February 26, 2003.
Exhibit 4.1   Press Release of Multex dated February 18, 2003
              (incorporated into this document by reference to the press release filed under cover of Schedule 14D-9C by Multex on February 18, 2003).
Exhibit 4.2   Text of Press Release issued by Reuters and Multex on
              February 26, 2003 (incorporated by reference to this document by reference to Exhibit (a)(5)(ii) to the Schedule
              TO of Reuters and its merger subsidiary filed on February
              26, 2003).
Exhibit 5*    The Information Statement of Multex dated February 26, 2003
              (included as Annex A to this document).
Exhibit 6*    Opinion of Bear, Stearns & Co. Inc. to Multex's Board of
              Directors dated February 17, 2003(included as Annex B to this document).
Exhibit 7 Amended and Restated Agreement and Plan of Merger dated as of February 24, 2003 among Reuters, the merger subsidiary and Multex (incorporated into this document by reference to Exhibit (d)(1) to the Schedule TO of Reuters and its merger subsidiary filed on February 26, 2003).
Exhibit 8     Stockholder Tender and Voting Agreement dated as of February
              17, 2003 among Reuters, its merger subsidiary and certain executive officers of Multex (incorporated into this document by reference to Exhibit (d)(2) to the Schedule TO of Reuters and its merger subsidiary filed on February 26,
              2003).
Exhibit 9     Employment Agreement dated as of February 17, 2003 between
              Reuters America Inc. and Mr. Isaak Karaev (incorporated into this document by reference to Exhibit (d)(3) to the Schedule
              TO of Reuters and its merger subsidiary filed on February
              26, 2003).
Exhibit 10    Confidentiality Agreement between Multex and Reuters America
              Inc. dated as of December 16, 2002 (incorporated into this document by reference to Exhibit 99.2 to the Report on Form
              8-K of Multex filed on February 25, 2003).
Exhibit 11    Standstill Letter Agreement between Multex and Reuters dated
              January 29, 2003 (incorporated into this document by reference to Exhibit 99.3 to the Report on Form 8-K of Multex filed on February 25, 2003).
Exhibit 12    Rule 13e-3 Transaction Statement filed by Reuters on
              February 26, 2003.
Exhibit 13    Rule 13e-3 Transaction Statement filed by Multex on February
              26, 2003.
Exhibit 14    Fairness Presentation by Bear, Stearns & Co. Inc. to the
              Transaction Committee of the Board of Directors of Multex.com, Inc. (incorporated into this document by reference to Exhibit (c)(4) to the Schedule TO of Reuters and its merger subsidiary filed on February 26, 2003).

---------------

* Included in material sent to stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MULTEX.COM, INC.

                                          By: /s/ Isaak Karaev
                                            ------------------------------------
                                            Name: Mr. Isaak Karaev
                                            Title:  Chairman and Chief Executive
                                                    Officer

Dated: February 26, 2003

                                                                         ANNEX A

                                MULTEX.COM, INC.
                         100 WILLIAM STREET, 7TH FLOOR
                            NEW YORK, NEW YORK 10038
                             ---------------------

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER
                             ---------------------

     This Information Statement is being mailed on or about February 26, 2003 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of Multex.com, Inc. You are receiving this document in connection with the possible election of persons designated by Reuters Group PLC to a majority of seats on the Board of Directors of Multex.

     On February 17, 2003, Multex entered into an Agreement and Plan of Merger with Reuters and its wholly owned merger subsidiary, Proton Acquisition Corporation, a Delaware corporation, as thereafter amended and restated as of February 24, 2003, pursuant to which the merger subsidiary is required to commence a tender offer to purchase all outstanding common shares, par value $0.01 per share, of Multex at a price per share of $7.35, net to each selling stockholder in cash, upon the terms and conditions set forth in the Offer to Purchase, dated February 26, 2003, and in the related Letters of Transmittal. Copies of the Offer to Purchase and the Letters of Transmittal have been mailed to stockholders of Multex and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO that Reuters filed with the Securities and Exchange Commission on February 26, 2003.

     Our merger agreement with Reuters provides that, subject to the satisfaction or waiver of certain conditions, following completion of the offer, and in accordance with the Delaware General Corporation Law, the merger subsidiary will be merged with and into Multex. Following consummation of the merger, Multex will continue as the surviving corporation and will become a subsidiary of Reuters. At the effective time of the merger, except for common shares held, directly or indirectly, by Reuters, the merger subsidiary or Multex, and common shares held by Multex stockholders who have perfected their dissenters' rights of appraisal under Section 262 of the Delaware General Corporation Law, each outstanding common share will be converted into the right to receive $7.35 in cash or any greater amount per common share paid by Reuters' merger subsidiary pursuant to the offer.

     The tender offer, the merger, and our merger agreement with Reuters are more fully described in the Solicitation/Recommendation Statement, to which this document is attached as Annex A, which Multex filed with the Securities and Exchange Commission on February 26, 2003, and which Multex mailed to its stockholders along with this document.

     This document is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. The information set forth in this document supplements certain information set forth in the Solicitation/Recommendation Statement. Information set forth in this document related to Reuters, the merger subsidiary or Reuters' designees (as described below) has been provided by Reuters. Accordingly, Multex assumes no responsibility for the accuracy or completeness of that information. We urge you to read this document carefully. You are not, however, required to take any action in connection with the matters set forth in this document.

     Pursuant to our merger agreement, the merger subsidiary commenced the tender offer on February 26, 2003. This offer is currently scheduled to expire at 12:00 midnight, New York City time, on March 25, 2003, unless the merger subsidiary extends it (as required under the merger agreement).

                          VOTING SECURITIES OF MULTEX

     Multex's common stock is the only class of its equity securities that is outstanding and entitled to vote at a meeting of its stockholders. Each share of common stock is entitled to one vote. As of February 10, 2003, there were 32,511,117 common shares outstanding, of which Reuters and the merger subsidiary own 1,944,445.

              RIGHTS TO DESIGNATE DIRECTORS AND REUTERS DESIGNEES

     Our merger agreement with Reuters provides that, subject to compliance with
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder, as soon as practicable following the purchase by the merger subsidiary of at least a majority of the issued and outstanding common shares pursuant to the offer and before the effective time of the merger, Reuters shall be entitled to designate a majority of the members of Multex's Board of Directors. Multex shall take all action necessary to cause Reuters' designees to be elected or appointed to the Board of Directors, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Multex shall use its reasonable best efforts to cause directors designated by Reuters to have majority representation (a) on the committees of the Board (other than the Audit Committee and the special committee of independent directors that has been established by Multex's Board to consider the proposed transaction with Reuters and other potential strategic alternatives (i.e., the Transaction Committee)) and (b) on the board of directors of each of Multex's subsidiaries. In connection with entering into the merger agreement, Reuters requested that all of Multex's directors, except Devin Wenig, tender their resignations from Multex's Board effective as of the closing of the tender offer, but only to the extent that that resignation is requested and accepted by Reuters and Multex. All of the directors, except Devin Wenig, have signed those conditional resignations pending the outcome of the offer and the decision by Reuters and Multex to accept any such resignations. Notwithstanding the foregoing, however, the parties have also agreed to use their respective reasonable best efforts to maintain on the Multex Board of Directors two members of the Transaction Committee. If Reuters is unable to obtain the consent of two such members of the Transaction Committee to remain on the Multex Board after consummation of the offer but before the effective time of the merger, then the parties are required to use their respective reasonable best efforts to retain on the Multex Board at least two individuals who are not officers, designees, stockholders, affiliates, or associates of, or otherwise have material relationships with, Reuters or Multex.

     After the election of Reuters' designees to Multex's Board of Directors and prior to the effective time of the merger, the affirmative vote of a majority of the directors not appointed by Reuters, or if none of such directors other than independent directors are remaining on the Board, a majority of those independent directors, will be necessary to (i) amend or terminate the merger agreement, (ii) extend the time for performance of any obligation of Reuters or the merger subsidiary, (iii) waive compliance with any of the agreements or conditions contained in the merger agreement for the benefit of Multex, (iv) assert or enforce Multex's rights under the merger agreement to object to a failure to consummate the merger for a failure of a condition contained in the merger agreement for the benefit of Multex to be satisfied or a termination of the merger agreement in accordance with its terms or (v) approve any transactions between Multex or any of its subsidiaries, on the one hand, and Reuters or any of its affiliates, on the other.

     Reuters will select its designees from among the individuals listed below and such other individuals as Purchaser may identify in the future. Each of the following individuals has consented to serve as a director of Multex if elected. Reuters has advised Multex that none of the individuals listed below or any of their affiliates beneficially owns any equity securities of Multex (or the right to acquire any such equity securities), nor has any such person been involved in any transaction with Multex or any of its directors, executive officers, or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to transactions between Reuters and Multex that have been described in the Schedule TO or the Solicitation/Recommendation Statement. In addition, Reuters has advised Multex that none of the individuals listed below (i) is currently a director of, or holds any position with, Multex or (ii) has a familial relationship with any directors or executive officers of Multex.

     The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of the individuals who may be selected by Reuters are set forth below. Unless otherwise indicated below, the business address of each such person is c/o Reuters America Inc., The Reuters Building, 3 Times Square, New York, New York 10036. Unless otherwise indicated below, none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or
(ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. Federal or state securities laws, or a finding of any violation of U.S. Federal or state securities laws. Unless otherwise indicated below, all of the individuals listed below are citizens of the United States.

NAME, CITIZENSHIP AND      OFFICE(S) AT        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
BUSINESS ADDRESS            PURCHASER       MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
---------------------     --------------   ----------------------------------------------------
Christopher John Ahearn   President and    Became President--Corporates & Media for Reuters in
                          Director         2002. In 2001, joined Reuters as Executive Vice
                                           President. Was a Vice President at JPMorgan from
                                           1995 to 2000, and Head of Corporate Development,
                                           LabMorgan, 2000 to 2001. He is a director of Dow
                                           Jones Reuters Business Interactive LLC (Factiva) and
                                           is a former director of Intralinks, Inc.
                                           (2001-2003).
Eric Bradford Lint        Vice President   Executive Vice President--Business Development,
                          and Director     Reuters America since 2002. From 2000 to 2002, Eric
                                           was Senior Vice President--Business Development,
                                           Reuters America, and from 1998 to 2000 he was Vice
                                           President--Corporate Staff Mergers and Acquisitions,
                                           ABB Ltd. He is a director of Riskmetrics Group, Inc.
                                           (since 2003) and is a former director of Mpower.com,
                                           Inc. (2001-2002).

     It is expected that Reuters' designees may assume office at any time following the purchase by the merger subsidiary of at least a majority of the issued and outstanding common shares pursuant to the tender offer by Reuters' merger subsidiary, which purchase cannot be earlier than after March 26, 2003, and that, upon assuming office, Reuters' designees will thereafter constitute a majority of the Multex Board. As of the date of this document, no determination has been made as to which of the individuals listed above will be designated to serve as members of Multex's Board, if any.

                   DIRECTORS AND EXECUTIVE OFFICERS OF MULTEX

     The following table sets forth the name, age, business address, present principal occupation, principal business address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of each director and executive officer of Multex. Unless otherwise specified, each person listed below is a citizen of the United States of America and has his principal business address at 100 William Street, 7th Floor, New York, New York 10038. There is no family relationship between any director or executive officer of Multex.

     None of the individuals listed below has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

NAME, AGE, CITIZENSHIP                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL
AND BUSINESS ADDRESS         OFFICE(S) AT MULTEX       POSITIONS HELD DURING THE PAST FIVE YEARS
----------------------       -------------------  ----------------------------------------------------
Isaak Karaev (56)            Chairman and Chief   Mr. Karaev co-founded Multex in April 1993 and has
                             Executive Officer    served as Chief Executive Officer and a director of
                                                  Multex since that time. In addition, Mr. Karaev
                                                  served as Chairman of the Board of Directors from
                                                  Multex's inception to October 1996, and as President
                                                  from September 2000 to September 2001. He has served
                                                  as Chairman of the Board of Directors since April
                                                  1998. Before founding Multex, Mr. Karaev was the
                                                  Senior Vice President for Advanced Systems
                                                  Development in the Brokerage Services Information
                                                  Group of ADP from 1989 to April 1993.

I. Robert Greene (42)        Director             Mr. Greene became a director in July 1996. Since
Flatiron Partners                                 June 1999, he has been a Managing Partner at
c/o JPMorgan Partners                             Flatiron Partners. From January 1999 through May
1221 Avenue of the Americas                       1999, Mr. Greene was a General Partner of Chase
39th Floor                                        Capital Partners (now known as JP Morgan Partners),
New York, New York 10020                          a global private equity organization. From August
                                                  1994 to December 1998, he was a Principal with Chase
                                                  Capital Partners. From 1988 to July 1994, Mr. Greene
                                                  was an Associate, a Director and a Principal of
                                                  Prudential Equity Investors. Mr. Greene is a
                                                  director of Resonate Inc. (Nasdaq: RSNT).

Peter Job (61)               Director             Sir Peter Job became a director in June 2002. In
(United Kingdom)                                  July 2001, he retired from Reuters, where he had
                                                  served as Chief Executive Officer since 1991. Sir
                                                  Peter is a member of the Supervisory Board of
                                                  Deutsche Bank, and a member of the boards of
                                                  directors of the following companies: Shell
                                                  Transport and Trading PLC, GlaxoSmithkline PLC,
                                                  Instinet Group Incorporated, Tibco Software Inc.,
                                                  and Schroders PLC. Sir Peter is also Chairman of the
                                                  International Advisory Council of The Nasdaq Stock
                                                  Market. He is a graduate of Exeter College, Oxford.

NAME, AGE, CITIZENSHIP                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL
AND BUSINESS ADDRESS         OFFICE(S) AT MULTEX       POSITIONS HELD DURING THE PAST FIVE YEARS
----------------------       -------------------  ----------------------------------------------------
Lennert J. Leader (47)       Director             Mr. Leader became a director in December 1998. Mr.
AOL Time Warner Ventures,                         Leader is President of AOL Time Warner Ventures.
Inc.                                              From February 1998 to January 2001, Mr. Leader
22000 AOL Way                                     served as President of AOL Investments. Mr. Leader
Dulles, Virginia 20166-9323                       is also a member of the board of directors of
                                                  iVillage, Inc. (Nasdaq: IVIL), an Internet-based
                                                  programmer of content for women, and Viewpoint
                                                  Corporation (Nasdaq: VWPT), a provider of rich media
                                                  Internet technologies. Mr. Leader served as Senior
                                                  Vice President, Chief Financial Officer and
                                                  Treasurer of America Online, Inc. from September
                                                  1989 until July 1998 and was Chief Accounting
                                                  Officer from October 1993 until July 1998. Prior to
                                                  joining America Online, Mr. Leader was Vice
                                                  President, Finance, of Legent Corporation, a
                                                  computer software and services company, from March
                                                  1989 to September 1989. He also served as Chief
                                                  Financial Officer of Morino, Inc., a computer
                                                  software and services company, from 1986 to March
                                                  1989 and as Morino, Inc.'s Director of Finance from
                                                  1984 to 1986. Prior to joining Morino, Inc. in 1984,
                                                  he was an audit manager at Price Waterhouse. America
                                                  Online, Inc., which is a subsidiary of AOL Time
                                                  Warner Inc., is a stockholder of Multex.

Maurice Miller (55)          Director             Mr. Miller became a director in April 2002. For the
(United Kingdom)                                  past five years, Mr. Miller has been a director of
Dean Clough Ltd.                                  various private companies, including Dean Clough
Halifax                                           Ltd., a West Yorkshire-based real property
Yorkshire HX3 5AX                                 management and development company (since 1982);
                                                  Salts Estates Ltd., a West Yorkshire-based real
                                                  property company (since 1995); and Images and
                                                  Editions Group Ltd., a Lincolnshire-based paper
                                                  products company (since 1992). In addition, Mr.
                                                  Miller is a Governor of Design Dimension, a charity
                                                  focused on education in the United Kingdom. Design
                                                  Dimension manages the FOCUS ON FOOD campaign in
                                                  association with the Royal Society of Arts. Mr.
                                                  Miller holds a degree in Economics from Leeds
                                                  University (UK) and is a Fellow of the Institute of
                                                  Chartered Accountants in England and Wales.

NAME, AGE, CITIZENSHIP                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL
AND BUSINESS ADDRESS         OFFICE(S) AT MULTEX       POSITIONS HELD DURING THE PAST FIVE YEARS
----------------------       -------------------  ----------------------------------------------------

John Tugwell (62)            Director             Mr. Tugwell became a director in July 1999. Since
                                                  October 1997, Mr. Tugwell has provided consulting
                                                  services on strategic and financial issues to
                                                  family-owned and middle market companies in the
                                                  metropolitan New York region, including as Chairman
                                                  and Chief Executive Officer of Stone Industries,
                                                  Inc., a manufacturer of quarry stone and sand
                                                  products. From April 1996 to April 1997, Mr. Tugwell
                                                  served as President and Chief Executive Officer of
                                                  Fleet Bank N.A. after its acquisition of NatWest
                                                  Bancorp Inc. in 1996. Prior to this acquisition, Mr.
                                                  Tugwell served as President and Chief Executive
                                                  Officer of NatWest Bancorp, a 400-branch financial
                                                  services company.

Devin N. Wenig (36)          Director             Mr. Wenig became a director in February 2000. Mr.
The Reuters Building                              Wenig is a director of and President of Customer
Three Times Square                                Segments of Reuters Group PLC, which is an affiliate
New York, New York 10036                          of Reuters Limited and Reuters America Inc., the
                                                  latter of which is a significant stockholder of
                                                  Multex. Reuters Limited and Multex operate Multex
                                                  Investor Europe and Multex Investor Japan as joint
                                                  ventures. Mr. Wenig is also Chairman of the board of
                                                  directors of Nastech Pharmaceutical Company Inc., a
                                                  biotech pharmaceutical company and a director of
                                                  Instinet Group Incorporated, a majority owned
                                                  publicly traded subsidiary of Reuters. Mr. Wenig has
                                                  been serving from 1994 through the present in
                                                  various management positions at Reuters, including
                                                  most recently as President of the Investment Banking
                                                  & Brokerage segment. Prior to joining Reuters, Mr.
                                                  Wenig practiced law at the New York firm of Cravath,
                                                  Swaine & Moore from 1991 to 1994.

Christopher F. Feeney (47)   President            Mr. Feeney became President in September 2001.
                                                  Between April 2000 and September 2001, Mr. Feeney
                                                  was our Chief Operating Officer. Prior to joining
                                                  Multex, Mr. Feeney was Managing Director,
                                                  Information Technology of Banc of America Securities
                                                  LLC from September 1997 until joining Multex in
                                                  April 2000. From March 1989 until September 1997,
                                                  Mr. Feeney served in various capacities at ADP,
                                                  including most recently as Vice President of Account
                                                  Management.

Jeffrey S. Geisenheimer      Senior Vice          Mr. Geisenheimer became Senior Vice President and
(37)                         President and Chief  Chief Financial Officer in December 2001. Prior to
                             Financial Officer    that, Mr. Geisenheimer had served as our Vice
                                                  President, Finance, since October 1999. Mr.
                                                  Geisenheimer was Chief Financial Officer of Market
                                                  Guide Inc. from April 1996 until September 1999
                                                  (when it was acquired by Multex).

NAME, AGE, CITIZENSHIP                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL
AND BUSINESS ADDRESS         OFFICE(S) AT MULTEX       POSITIONS HELD DURING THE PAST FIVE YEARS
----------------------       -------------------  ----------------------------------------------------

Mikhail Akselrod (48)        Senior Vice          Mr. Akselrod became Senior Vice President,
                             President,           Development in August 1999. He also served as
                             Development          Multex's Vice President, Operations from April 1997
                                                  to August 1999. Mr. Akselrod joined Multex in April
                                                  1993.

Gregg B. Amonette (50)       Executive Vice       Mr. Amonette became Executive Vice President,
                             President,           Corporate Development in January 2002, and also
                             Corporate            served as Executive Vice President, Global Business
                             Development          Units from January 2001 until January 2002, as
                                                  Senior Vice President, Global Sales from June 1999
                                                  until January 2001, as Senior Vice President Sales
                                                  and Marketing between December 1998 and June 1999,
                                                  and as Multex's Vice President, Sales and Marketing
                                                  from August 1996 to December 1998. From January 1995
                                                  to July 1996, Mr. Amonette was Vice President and
                                                  General Manager of Micrognosis, Inc., a division of
                                                  CSK Software, Inc. and a provider of bank and
                                                  brokerage trading-room software and technology. From
                                                  1984 to December 1994, Mr. Amonette served in
                                                  various capacities in the Brokerage Services
                                                  Information Group of ADP, including most recently as
                                                  Vice President of Retail Sales.

John J. Mahoney (43)         Senior Vice          Mr. Mahoney became Senior Vice President, Chief
                             President, Chief     Technology Officer in September 2000, and previously
                             Technology Officer   served as Senior Vice President, Product Management
                                                  from December 1998 until September 2000, and also
                                                  served as Multex's Vice President, Product
                                                  Development from August 1994 to December 1998. Prior
                                                  to joining Multex, Mr. Mahoney was Vice President of
                                                  Workstation Products in the Brokerage Services
                                                  Information Group of ADP from 1987 to March 1993.

Homi M. Byramji (50)         Senior Vice          Mr. Byramji became Senior Vice President in
                             President, Content   September 1999. Prior to joining Multex, Mr. Byramji
                             and Applications     had been the President and Chief Executive Officer
                                                  of Market Guide Inc. since 1992. Mr. Byramji was
                                                  also a director of Multex from 1999 to 2002.

                       BOARD OF DIRECTORS AND COMMITTEES

 BOARD OF DIRECTORS

     The Multex Board consists of eight directors divided into three classes with staggered three-year terms, with each class consisting, as nearly as possible, of one-third of the total number of directors. The Board currently consists of seven persons and one vacancy in Class I. At the annual meeting of stockholders in the year in which the term of a class of directors expires, director nominees in such class stand for election to three-year terms. With respect to each class, a director's term will be subject to the election and qualification of that director's successor, or the earlier death, resignation or removal of that director.

 BOARD COMMITTEES AND MEETINGS

     The Board of Directors held six meetings and did not act by unanimous written consent during the fiscal year ended December 31, 2002. The Board of Directors has an Audit Committee, a Compensation Committee and an Executive Committee. The Board of Directors does not have a nominating committee. Except for Devin Wenig, each director attended, in person or by telephone, 75% or more of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board on which such director served during the 2002 fiscal year.

     The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our auditors and our accounting practices. The members of the Audit Committee are Messrs. Greene, Leader and Tugwell (Chairman). The Audit Committee held four meetings during the 2002 fiscal year.

     The Compensation Committee of the Board of Directors determines the salaries and incentive compensation of our senior officers and oversees Multex's overall compensation philosophy and objectives. The Compensation Committee also oversees the administration of our various incentive compensation, stock and benefit plans. The members of the Compensation Committee are Messrs. Greene (Chairman), Miller and Tugwell. The Compensation Committee held four meetings during the 2002 fiscal year.

     The Executive Committee of the Board of Directors meets monthly with management to advise upon and consider strategic and financial developments that may arise between the regularly scheduled Board meetings. The members of the Executive Committee are Messrs. Greene, Karaev (Chairman) and Tugwell. The Executive Committee held ten meetings during the 2002 fiscal year.

 COMPENSATION OF DIRECTORS

     Multex pays its non-employee directors $40,000 per year. In addition, members of the Executive Committee receive an additional $8,000 per annum. Members of the Audit Committee receive $3,000 per annum ($6,000 for the Chairman of the Audit Committee) and members of the Compensation Committee receive $2,000 per annum ($5,000 for the Chairman of the Compensation Committee). Each non-employee director is paid on a quarterly basis, in arrears, in cash or in shares of Multex's common stock, in the discretion of each respective director. Non-employee directors who elect to receive their quarterly stipend in the form of our common stock receive a premium equal to 20% of that quarterly stipend amount. Each director's right to receive payment of the annual stipend is conditioned upon attendance, in person or via videoconference or teleconference, of at least 75% of the regular meetings of Multex's Board. Personal attendance at those meetings is strongly preferred. Any non-employee member of the Board of Directors who, directly or indirectly, is a 5% or greater stockholder or is affiliated with or a representative of a 5% or greater stockholder is not be eligible to receive the annual stipend described in this document. All directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending the meetings of the Board of Directors and committees thereof. Additionally, each member of the Transaction Committee will receive a cash payment of $10,000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 RELATIONSHIP WITH REUTERS

     For a summary of Multex's existing relationship with Reuters, see the section entitled "SPECIAL FACTORS -- 1. Background of the Offer; Contacts with Multex" in Reuters' Offer to Purchase filed with the Securities and Exchange Commission on February 26, 2003, which we are incorporating into this document by reference.

 AMERICA ONLINE AGREEMENTS

     In the first quarter of 2002, the commercial relationship between Multex and AOL Time Warner, Inc. ("AOLTW"), one of our stockholders, was allowed to expire. Since 1998, AOLTW had provided Multex a position as an exclusive anchor tenant for brokerage research on the America Online Personal Finance channel, giving us prominent placement on the channel, a programming presence on other screens within the America Online service, and links from those locations back to Multex Investor. For several years, Multex had provided AOLTW with Multex's fundamental data and other content for use on various AOLTW online properties. In consideration of the anchor tenant position, we paid AOLTW a carriage fee of $1.8 million in eight equal installments, which began in February 1999 and ended in February 2001. Payment of a prorated carriage fee (at the same quarterly rate of $225,000) continued through February 2002. AOLTW paid Multex approximately $60,000 pursuant to the Market Guide data license during 2002. Mr. Lennert J. Leader, who is one of our directors, is the President of AOL Time Warner Ventures, an affiliate of AOLTW.

 MERRILL LYNCH AGREEMENTS

     In December 1999, Multex entered into a multi-year strategic relationship with Merrill Lynch to develop and host global research and information Web sites that now include sites for various Merrill Lynch entities and clients of Merrill Lynch's institutional businesses. As part of this relationship, Multex (i) sold, for a purchase price of $400,000, warrants to purchase 100,000 shares of Multex's common stock at an exercise price of $20 per share; and (ii) sold, for a purchase price of $100,000, warrants to purchase 1,500,000 shares of Multex's common stock at an exercise price of $20 per share. The warrants vest based on certain performance and renewal criteria and will be accounted for at their fair market value on the date when the performance is complete.

     On February 1, 2000, Multex (i) issued 1,000,000 shares of common stock to Merrill Lynch at a purchase price of $21.60 per share; (ii) issued vested warrants to purchase 750,000 shares of Multex's common stock with an exercise price of $50 per share; and (iii) purchased technology from Merrill Lynch for $500,000 and 200,000 shares of Multex common stock.

     During 2002, Multex continued to provide various development, hosting, and content services to Merrill Lynch pursuant to these agreements. Multex has received revenues from Merrill Lynch that have accounted for approximately 13.5%, 11.1% and 9.9% of Multex's revenues in fiscal 2000, 2001 and 2002, respectively. We believe that the terms of the agreements with Merrill Lynch are no less favorable than the terms we would have otherwise negotiated with an unaffiliated third party.

     On June 20, 2002, Multex amended its agreement with Merrill Lynch. Pursuant to the amendment, in exchange for the elimination of certain cash license fees to be received by Multex through December 2004, Merrill Lynch surrendered 530,000 shares of Multex's common stock and warrants to purchase an aggregate of 1,250,000 shares of Multex's common stock. Multex valued the common stock at $2,077,000, which represents the number of shares exchanged, multiplied by the average closing sale price over the period commencing three days prior to, and ending three days after, the date of the amendment, but excluding the date of the transaction. The surrendered shares have been recorded as treasury stock. The warrants surrendered by Merrill Lynch were valued at $2,325,000 using the Black Scholes valuation model and recorded as a reduction in additional paid-in capital. The value of the securities received will be amortized to revenue on a straight-line basis over the remaining life of the contract. For the six months ended December 31, 2002, Multex recorded $880,000 in revenue relating to the surrender of those securities.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of our outstanding common stock as of February 10, 2003, by each director, each of the current executive officers named in the Summary Compensation Table, and all of our current directors and executive officers as a group.

     The following table gives effect to the shares of common stock issuable within 60 days of February 10, 2003 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 32,511,117 shares of common stock outstanding at February 10, 2003. Unless otherwise indicated, the persons named in the table directly own the shares and have sole voting and sole investment control with respect to all shares beneficially owned. Unless otherwise indicated, the address for those listed below is c/o Multex.com, Inc., 100 William Street, 7th Floor, New York, New York 10038.

                                                                                    PERCENT OF
                                                               NUMBER OF SHARES    COMMON STOCK
NAME AND ADDRESS                                              BENEFICIALLY OWNED   OUTSTANDING
----------------                                              ------------------   ------------
5% STOCKHOLDERS
Liberty Wanger Asset Management, L.P.(1)....................      5,110,000            15.7%
Cannell Capital LLC(2)......................................      3,965,049            12.2%
State of Wisconsin Investment Board(3)......................      2,036,600             6.3%
Reuters Group PLC(4)........................................      1,944,445             6.0%
Munder Capital Management(5)................................      1,935,000             6.0%
Dimensional Fund Advisors Inc.(6)...........................      1,880,402             5.8%

DIRECTORS AND EXECUTIVE OFFICERS
Isaak Karaev(7).............................................      1,863,271             5.6%
Christopher F. Feeney(8)....................................        213,502               *
Jeffrey S. Geisenheimer(9)..................................         95,333               *
Mikhail Akselrod(10)........................................        131,679               *
Gregg B. Amonette(11).......................................        245,320               *
John J. Mahoney(12).........................................        332,579             1.0%
Homi M. Byramji(13).........................................        495,285             1.5%
I. Robert Greene(14)........................................         89,173               *
Peter Job...................................................              0               *
Lennert J. Leader(15).......................................        436,250             1.3%
Maurice Miller..............................................              0               *
John Tugwell(16)............................................         38,900               *
Devin N. Wenig(17)..........................................      1,944,445             6.0%
All executive officers and directors as a group (13
  persons)(18)..............................................      5,885,237            17.1%

---------------

 *  Less than 1%.

 (1) Based on the Schedule 13G (Amendment No. 1) filed with the Securities and Exchange Commission on February 12, 2003 for the year ended December 31, 2002 by Liberty Wanger Asset Management, L.P. ("WAM"), WAM Acquisition GP, Inc. ("WAM GP") and Liberty Acorn Trust ("Acorn"). The address for each of WAM, WAM GP and Acorn is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606. WAM and its general partner WAM GP have shared voting and investment power over 5,110,000 shares, which includes 3,700,000 shares acquired on behalf of its discretionary client Acorn. Acorn shares voting and investment power over these 3,700,000 shares with WAM and WAM GP.

 (2) Based on the Schedule 13G (Amendment No. 1) filed with the Securities and Exchange Commission on February 12, 2003 for the year ended December 31, 2002 by (i) Cannell Capital LLC, a California limited liability company and California licensed advisor ("IA"), (ii) J. Carlo Cannell ("Managing Member"), (iii) The Anegada Fund Limited ("Anegada"), (iv) The Cuttyhunk Fund Limited ("Cuttyhunk"), (v) Tonga Partners, L.P. ("Tonga"), (vi) GS Cannell Portfolio, LLC ("GS Cannell") and (vii) Pleiades Investment Partners, LP ("Pleiades"). Managing Member controls IA by virtue of Managing Member's position as managing member and majority owner of IA. IA's principal business office is located at: 150 California Street, Fifth Floor, San Francisco, CA 94111; Managing Member's principal business office is located at: 150 California Street, Fifth Floor, San Francisco, CA 94111; Anegada's principal business office is located at: c/o Bank of Butterfield International (Cayman) Ltd., 68 Fort Street, PB Box 705, George Town, Grand Cayman, Cayman Islands; Cuttyhunk's principal business office is located at: 73 Front Street, Hamilton, Bermuda HM 12; Tonga's principal business office is located at: 150 California Street, Fifth Floor, San Francisco, CA 94111; GS Cannell's principal business office is located at: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542; Pleiades' principal business office is located at: 6022 West Chester Pike, Newtown Square, PA 19073. Anegada holds shared voting and dispositive power over 1,082,164 shares. Cuttyhunk holds shared voting and dispositive power over 260,385 shares. Tonga holds shared voting and dispositive power over 1,926,100 shares. GS Cannell holds shared voting and dispositive power over 500,800 shares. Pleiades holds shared voting and dispositive power over 195,600 shares.

 (3) Based on the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2003 for the year ended December 31, 2002 by the State of Wisconsin Investment Board. The address for the State of Wisconsin Investment Board is P.O. Box 7842, Madison, Wisconsin 53707.

 (4) Based on the Schedule 13G filed with the Securities and Exchange Commission on September 21, 2000 for the year ended December 31, 1999 by Reuters Group PLC, for and on behalf of itself, Reuters Investments Limited, Reuters Holdings Limited, Reuters Limited, Reuters Group Overseas Holdings (UK) Limited, Reuters Overseas Holdings BV, Reuters International Holdings Sarl, Reuters America Holdings Inc. and Reuters America Inc. (together with Reuters Group PLC, the "Reuters Entities"). The address for Reuters America Inc. and Reuters America Holdings Inc. is 1700 Broadway, 4th Floor, New York, New York 10019. The address for Reuters Group PLC, Reuters Investments Limited, Reuters Holdings Limited, Reuters Limited and Reuters Group Overseas Holdings (UK) Limited is 85 Fleet Street, London EC4P 4AJ, England. Reuters International Holdings Sarl is located at 153 route de Thonon, 1245 Collonge-Bellerive, Geneva, Switzerland. Reuters Overseas Holdings BV is located at Drentestraat 11, 1083 HK Amsterdam, The Netherlands. Reuters America Inc. is a wholly-owned subsidiary of Reuters America Holdings Inc., which is a wholly-owned subsidiary of Reuters International Holdings Sarl which is a wholly-owned subsidiary of Reuters Overseas Holdings BV, which is a wholly-owned subsidiary of Reuters Group Overseas Holdings (UK) Limited, which is a wholly-owned subsidiary of Reuters Limited, which is a wholly-owned subsidiary of Reuters Holdings Limited, which is a wholly-owned subsidiary of Reuters Investments Limited which is a wholly-owned subsidiary of Reuters Group PLC. The Reuters Entities each have shared voting and investment power of 1,944,445 shares of common stock and no sole voting or investment power.

 (5) Based on the Schedule 13G (Amendment No. 2) filed with the Securities and Exchange Commission on February 12, 2003 for the year ended December 31, 2002 by Munder Capital Management ("Munder"). The address for Munder is Munder Capital Center, 480 Pierce Street, Suite 300, P.O Box 3043, Birmingham, Michigan 48012-3043.

 (6) Based on the Schedule 13G filed with the Securities and Exchange Commission on February 3, 2003 for the year ended December 31, 2002 by Dimensional Fund Advisors Inc. The address for Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. Dimensional has sole voting and investment power over the shares, which are owned by four investment companies to which Dimensional furnishes investment advice and by certain other commingled group trusts and separate accounts of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of the shares.

 (7) Includes 912,500 shares of common stock issuable upon exercise of options exercisable within 60 days of February 10, 2003.

 (8) Includes 202,500 shares of common stock issuable upon exercise of options exercisable within 60 days of February 10, 2003.

 (9) Includes 86,250 shares of common stock issuable upon exercise of options exercisable within 60 days of February 10, 2003.

(10) Includes 99,875 shares of common stock issuable upon exercise of options exercisable within 60 days of February 10, 2003.

(11) Includes 226,875 shares of common stock issuable upon exercise of option exercisable within 60 days of February 10, 2003.

(12) Includes 148,750 shares of common stock issuable upon exercise of options exercisable within 60 days of February 10, 2003.

(13) Includes 16,125 shares of common stock owned by members of Mr. Byramji's immediate family and 185,000 shares of common stock issuable upon exercise of options exercisable within 60 days of February 10, 2003.

(14) Includes 670 shares of common stock owned by Mr. Greene's wife. Also includes 29,462 shares of common stock held by Flatiron Fund 1998/99, LLC, of which Mr. Greene is a managing member. Mr. Greene disclaims beneficial ownership of the Flatiron shares except to the extent of his pecuniary interest in this document, if any. Also includes 35,750 shares of common stock issuable upon exercise of options exercisable within 60 days of February 10, 2003.

(15) Includes 400,000 shares of common stock beneficially owned by AOL Time Warner Inc. and registered in the name of America Online Inc. Mr. Leader serves as President of AOL Time Warner Ventures, an affiliate of AOL Time Warner Inc. In this capacity, Mr. Leader may be deemed to be a beneficial owner of these shares. He disclaims beneficial ownership of these shares. Also includes 35,750 shares of common stock issuable upon exercise of options exercisable within 60 days of February 10, 2003. Mr. Leader is contractually obligated to transfer any shares acquired upon exercise of his stock options to AOL Time Warner Inc. Also includes 500 shares held by The Lennert J. Leader Trust.

(16) Includes 35,750 shares of common stock issuable upon exercise of options exercisable within 60 days of February 10, 2003.

(17) Consists of 1,944,445 shares of common stock held by Reuters America Inc. Mr. Wenig is President of the Investment Banking/Brokerage Division of Reuters Group PLC, an affiliate of Reuters America Inc. In this capacity, Mr. Wenig may be deemed to be a beneficial owner of these shares. He disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in this document, if any.

(18) Includes 1,969,000 shares of common stock issuable upon exercise of options exercisable within 60 days of February 10, 2003.

                             EXECUTIVE COMPENSATION

 SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table sets forth all compensation earned by Multex's Chief Executive Officer and each of the four other most highly compensated executive officers of Multex whose salary and bonus for the 2002 Fiscal Year exceeded $100,000. In this document we refer to the individuals listed below as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                COMPENSATION AWARDS
                                             ANNUAL COMPENSATION(1)          -------------------------
                                        ---------------------------------    RESTRICTED    SECURITIES
                                        FISCAL                                 STOCK       UNDERLYING
NAME AND PRINCIPAL POSITION              YEAR     SALARY($)     BONUS($)     AWARDS(#)     OPTIONS(#)
---------------------------             ------    ----------    ---------    ----------    -----------
Isaak Karaev..........................   2002      275,000            --           --             --
  Chief Executive Officer                2001      254,000            --           --        350,000
                                         2000      250,000            --      599,989        200,000

Christopher F. Feeney.................   2002      250,000        40,000           --         90,000
  President                              2001      200,000            --           --         60,000
                                         2000      130,769       150,000      179,997        250,000

                                                                                     LONG-TERM
                                                                                COMPENSATION AWARDS
                                             ANNUAL COMPENSATION(1)          -------------------------
                                        ---------------------------------    RESTRICTED    SECURITIES
                                        FISCAL                                 STOCK       UNDERLYING
NAME AND PRINCIPAL POSITION              YEAR     SALARY($)     BONUS($)     AWARDS(#)     OPTIONS(#)
---------------------------             ------    ----------    ---------    ----------    -----------
John J. Mahoney.......................   2002      200,000            --           --         40,000
  Chief Technology Officer               2001      182,000            --           --         50,000
                                         2000      187,000            --      239,996             --

Jeffrey S. Geisenheimer...............   2002      188,846        30,000           --         90,000
  Chief Financial Officer                2001      144,615        53,750           --        100,000
                                         2000      135,000         5,000       30,000         10,000

Homi M. Byramji.......................   2002      245,000            --           --         20,000
  Senior Vice President, Content and
     Applications                        2001      226,000            --           --         40,000
                                         2000      200,000            --      239,996             --

---------------

(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in that column. The aggregate amount of perquisites and other personal benefits provided to each Named Executive Officer above is less than 10% of the total annual salary and bonus of that Named Executive Officer.

                  STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

     The following table sets forth information regarding options granted to the Named Executive Officers during the 2002 fiscal year. We have never granted any stock appreciation rights.

                                             INDIVIDUAL GRANTS(1)
                        ---------------------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                              PERCENT OF                                   AT ASSUMED ANNUAL RATES
                            NUMBER OF           TOTAL                                                 OF
                            SECURITIES         OPTIONS                                     STOCK PRICE APPRECIATION
                            UNDERLYING        GRANTED TO                                    FOR OPTION TERM($)(3)
                             OPTIONS         EMPLOYEES IN   EXERCISE PRICE   EXPIRATION   --------------------------
NAME                        GRANTED(#)        2002(%)(2)     PER SHARE($)       DATE      FIVE PERCENT   TEN PERCENT
----                    ------------------   ------------   --------------   ----------   ------------   -----------
Isaak Karaev                      --               --              --               --           --             --
Christopher F. Feeney         90,000             5.56%           3.44          7/22/12      194,706        493,423
John J. Mahoney               40,000             2.47%           3.44          7/22/12       86,536        219,299
Homi M. Byramji               20,000             1.24%           3.44          7/22/12       43,268        109,649
Jeffrey S.
  Geisenheimer                40,000             2.47%           3.44          7/22/12       86,536        219,299
                              50,000             3.09%           3.05         10/21/12       95,906        243,046

---------------

(1) All options were granted pursuant to our 1999 Stock Incentive Plan. All options shown in this table become exercisable at a rate of 25% annually over four years from the date of grant.

(2) In the 2002 Fiscal Year, we granted options to employees to purchase an aggregate of 1,618,500 shares of Common Stock.

(3) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent an estimate or projection of our future Common Stock prices. These amounts represent certain assumed rates of appreciation in the value of our Common Stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

      AGGREGATED OPTION EXERCISES IN THE YEAR ENDED DECEMBER 31, 2002 AND
                         FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning options to purchase common stock exercised by the Named Executive Officers during the 2002 Fiscal Year and the number and value of unexercised options held by each of the executive officers at December 31, 2002.

                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                           OPTIONS AT                    OPTIONS AT
                            SHARES                      DECEMBER 31, 2002          DECEMBER 31, 2002($)(1)
                          ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                      EXERCISE(#)   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                      -----------   --------   -----------   -------------   -----------   -------------
Isaak Karaev............         --           --     912,500        262,500       1,579,875        14,625
Christopher F. Feeney...         --           --     140,000        260,000           1,950       123,750
John J. Mahoney.........         --           --     148,750         77,500          81,313        57,275
Homi M. Byramji.........         --           --     185,000         75,000           1,300        30,100
Jeffrey S.
  Geisenheimer..........         --           --      83,750        176,250          22,913       206,138

---------------

(1) The last quoted bid price of Multex's common stock on the Nasdaq National Market on December 31, 2002 was $4.20 per share.

              EMPLOYMENT CONTRACTS AND NON-COMPETITION AGREEMENTS

     None of our executive officers has an employment agreement, although all of our executive officers have entered into agreements that contain non-competition, non-disclosure and non-solicitation restrictions and covenants, including a provision prohibiting these officers from competing with Multex during their employment with us and for a period of six months after termination of their employment with us.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors consists of Messrs. Greene, Miller and Tugwell, none of whom has been an officer or employee of Multex at any time since our inception. No executive officer of Multex serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee. Prior to the formation of the Compensation Committee, the Board of Directors as a whole made decisions relating to the compensation of our executive officers.

         REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

     The Compensation Committee of the Board of Directors is composed entirely of independent outside directors. It is the duty of the Compensation Committee to review and approve the salaries and bonuses of executive officers of the Company, including the Chief Executive Officer; to establish the general compensation policies for such individuals; and to oversee the Company's overall compensation philosophy and objectives.

     The Compensation Committee believes that the compensation programs for the Company's executive officers should reflect the Company's performance and the value created for the Company's stockholders. In addition, the compensation programs should support the short-term and long-term strategic goals and values of the Company and should reward individual contribution to the Company's success. The Company is engaged in a very competitive industry, and the Company's success depends upon its ability to attract and retain qualified executives through the competitive compensation packages it offers to such individuals.

     GENERAL COMPENSATION POLICY. The Compensation Committee's policy is to provide the Company's executive officers with compensation opportunities that are based upon their personal performance, the financial performance of the Company and their contribution to that performance. In addition, the

Company's compensation arrangements are designed to attract and retain highly skilled individuals in a very competitive environment. Each executive officer's compensation package is comprised of three elements: (i) base salary that is competitive with the market and reflects individual performance, (ii) annual variable performance awards payable in cash and tied to the Company's achievement of annual financial performance goals and (iii) long-term stock-based incentive awards designed to strengthen the mutuality of interests between the executive officers and the Company's stockholders. As an officer's level of responsibility increases, a greater proportion of his or her total compensation will be dependent upon the Company's financial performance and stock price appreciation rather than base salary. The Compensation Committee believes that the Company should provide officers with strong financial incentives towards the achievement of corporate and personal performance goals.

     FACTORS. The principal factors that were taken into account in establishing each executive officer's compensation package for the 2002 fiscal year are described below.

     BASE SALARY. The base salary for each executive officer reflects the salary levels for comparable positions in comparable companies, as well as the individual's personal abilities and performance and internal alignment considerations. The relative weight given to each factor varies with each individual. Each executive officer's base salary is reviewed each year on the basis of (i) management's recommendations to the Compensation Committee regarding the officer's personal performance for the year and (ii) the competitive marketplace for persons in comparable positions. The Company's performance and profitability are also important factors in determining the base salaries of executive officers. Given the continued worldwide recession and its impact on the Company's earnings in 2002, as was the case at the beginning of 2002, no executive officers were granted salary increases at the beginning of 2002.

     ANNUAL INCENTIVES. In general, Multex's results of operations exceeded its preliminary forecasts for 2002. Nevertheless, except as described below, due to our limited bonus plan for fiscal year 2002, no cash and/or restricted stock bonuses were awarded to the executive officers named in the Summary Compensation Table, or to other senior officers of the Company. The decision not to grant annual cash bonuses to the executive officers of the Company for fiscal year 2002 was based on management's recommendation that top performers among the company's rank and file were most deserving of the Company's 2002 bonus pool. Messrs. Feeney and Geisenheimer were granted modest mid-year cash bonuses in recognition of their important contributions to the continuing success of the enterprise.

     LONG TERM INCENTIVES. In general, stock option grants are made annually by the Compensation Committee to each of the Company's executive officers. Each grant is designed to align the interests of the executive officer with those of the stockholders and to provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each grant allows the officer to acquire shares of the Company's Common Stock at a fixed price per share (the market price on the grant date) over a specified period of time (up to ten years). Generally, each option becomes exercisable in a series of installments over a 4-year period, contingent upon the officer's continued employment with the Company. In all cases, the option will provide a return to the executive officer only if he or she remains employed by the Company during the vesting period, and then only if the market price of the shares appreciates over the option term.

     The size of the Company's periodic option grant to each executive officer, including the Chief Executive Officer, is set by the Compensation Committee at a level that is intended to create a meaningful opportunity for stock ownership based upon the individual's current position with the Company, the individual's personal performance in recent periods and his or her potential for future responsibility and promotion over the option term. The Compensation Committee also takes into account the need to retain skilled and qualified individuals in its executive management team, as well as the number of unvested options held by each individual executive officer, in order to maintain an appropriate level of equity incentive for that individual. The relevant weight given to each of these factors varies from individual to individual. The Compensation Committee has established certain guidelines with respect to the option grants made to the executive officers, but has the flexibility to make adjustments to those guidelines at its discretion.

     CEO COMPENSATION. In setting the total compensation payable to the Company's Chief Executive Officer for the 2002 fiscal year, the Compensation Committee sought to make that compensation competitive with the compensation paid to the chief executive officers of similar companies, while at the same time assuring that a significant percentage of compensation was tied to Company performance.

     Isaak Karaev's base salary for the 2002 fiscal year was set at a competitive level when compared with the base salary levels in effect for similarly situated chief executive officers. With respect to Mr. Karaev's base salary, it is the Compensation Committee's intent to provide him with a level of stability and certainty each year and not have this particular component of compensation affected to any significant degree by Company performance factors.

     The remaining components of Mr. Karaev's 2002 fiscal year compensation were primarily dependent upon corporate performance. Mr. Karaev was eligible for a cash bonus for the 2002 fiscal year, conditioned on the Company's attainment of certain goals, with additional consideration to be given to individual business plan objectives. Despite the continuing worldwide recession and global economic conditions generally, those goals and objectives were generally achieved, however, no cash bonus was awarded to Mr. Karaev for 2002 in light of management's recommendation that rank and file managers and employees be recognized and in light of the Company's modest 2002 bonus plan. Mr. Karaev was awarded no options to purchase shares of common stock during the 2002 fiscal year.

     COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(M). Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly held companies for compensation paid to certain of their executive officers, to the extent that compensation exceeds $1 million per covered officer in any fiscal year. The limitation applies only to compensation that is not considered to be performance-based. Non-performance based compensation paid to the Company's executive officers for the 2002 fiscal year did not exceed the $1 million limit per officer, and the Compensation Committee does not anticipate that the non-performance based compensation to be paid to the Company's executive officers for the 2003 fiscal year will exceed that limit. The Company's 1999 Stock Option Plan has been structured so that any compensation deemed paid in connection with the exercise of option grants made under that plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation which will not be subject to the $1 million limitation. Because it is unlikely that the cash compensation payable to any of the Company's executive officers in the foreseeable future will approach the $1 million limit, the Compensation Committee has decided at this time not to take any action to limit or restructure the elements of cash compensation payable to the Company's executive officers. The Compensation Committee will reconsider this decision should the individual cash compensation of any executive officer ever approach the $1 million level.

     It is the opinion of the Compensation Committee that the executive compensation policies and plans provide the necessary total remuneration program to properly align the Company's performance and the interests of the Company's stockholders through the use of competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long-term.

     SUBMITTED BY THE COMPENSATION COMMITTEE OF THE COMPANY'S BOARD OF
DIRECTORS:

                                          I. ROBERT GREENE
                                          MAURICE MILLER
                                          JOHN TUGWELL

FEBRUARY 26, 2003

                         MULTEX STOCK PRICE PERFORMANCE

     The following graph shows a comparison of cumulative total stockholder returns for Multex, the Russell 2000 Index and a composite of the following peer group companies: EDGAR Online, Inc., Factset Research Systems Inc., Hoover's, Inc., MarketWatch.com, Inc., OneSource Information Services, Inc., Reuters Group PLC (American Depositary Receipts) and TheStreet.com, Inc.

                                [GRAPH OMITTED]

     NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN ANY OF MULTEX'S PREVIOUS OR FUTURE FILINGS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THAT MIGHT INCORPORATE BY REFERENCE THIS INFORMATION STATEMENT OR FUTURE FILINGS MADE BY MULTEX UNDER THOSE STATUTES, THE COMPENSATION COMMITTEE REPORT, THE AUDIT COMMITTEE REPORT, REFERENCE TO THE INDEPENDENCE OF THE AUDIT COMMITTEE MEMBERS AND THE STOCK PERFORMANCE GRAPH ARE NOT DEEMED FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND SHALL NOT BE DEEMED INCORPORATED BY REFERENCE INTO ANY OF THOSE PRIOR FILINGS OR INTO ANY FUTURE FILINGS MADE BY MULTEX UNDER THOSE STATUTES.

                             AUDIT COMMITTEE REPORT

     The Audit Committee of the Board of Directors oversees the Company's financial reporting process. The Company's management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Each of the three members of the Audit Committee is "independent," as defined under the listing standards of the Nasdaq National Market, and at least one member has accounting or related financial management expertise. The Audit Committee operates under a written charter adopted by the Board of Directors. As required by the charter, we review and reassess the charter annually and recommend any changes to the Board of Directors for approval.

     In fulfilling its oversight responsibilities, the Audit Committee will review with management the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

     The Audit Committee periodically reviews with the independent auditors, who are responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles, the matters required to be discussed by Statement on Auditing Standards No. 61 ("Communication with Audit Committees"), as amended, and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditors the auditor's independence from management and the Company, including the matters in the written disclosures and the letter required by the Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees"), as amended, which were received from Ernst & Young LLP.

     The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their audit of the Company's 2002 financial statements. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee held four meetings during fiscal year 2002.

     SUBMITTED BY THE AUDIT COMMITTEE OF THE COMPANY'S BOARD OF DIRECTORS:

                              JOHN TUGWELL, Audit Committee Chairman
                              I. ROBERT GREENE, Audit Committee Member
                              LENNERT J. LEADER, Audit Committee Member

     FEBRUARY 26, 2003

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     The members of our Board of Directors, our executive officers and persons who hold more than ten percent of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which requires them to file reports with respect to their ownership of our common stock and their transactions in such common stock. Based upon a review of (i) the copies of Section 16(a) reports which Multex has received from such persons or entities for transactions in our common stock and their common stock holdings for the fiscal year ended December 31, 2002, and
(ii) the written representations received from one or more of such persons or entities that no annual Form 5 reports were required to be filed by them for the fiscal year ended December 31, 2002, Multex believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by its directors, executive officers and beneficial owners of more than ten percent of its common stock, except that Mr. Geisenheimer reported his October 22, 2002 option grant on Form 5 on February 14, 2003.

                                                                         ANNEX B

[BEAR STEARNS LOGO]                                     BEAR, STEARNS & CO. INC.
                                                              383 MADISON AVENUE
                                                        NEW YORK, NEW YORK 10179
                                                                TEL 212-272-2000
                                                             WWW.BEARSTEARNS.COM

February 17, 2003

Transaction Committee of the Board of Directors
Board of Directors
Multex.com, Inc.
100 William Street
7th Floor
New York, New York 10038

Gentlemen:

We understand that Multex.com, Inc. ("Multex"), Reuters Group PLC (together with its affiliates, "Reuters") and Proton Acquisition Corporation ("Merger Sub") have entered into an Agreement and Plan of Merger (the "Agreement") dated February 17, 2003, pursuant to which Merger Sub, a wholly owned subsidiary of Reuters, will commence a tender offer (the "Offer") to purchase all issued and outstanding shares of Multex common stock, par value $0.01 (the "Shares"), at a price of $7.35 per Share, net to the seller in cash. The Offer is subject to not less than 50.1% of the Shares being properly tendered. Following consummation of the Offer, assuming not less than 50.1% of the Shares are purchased pursuant to the Offer, Merger Sub will merge (the "Merger") with and into Multex (the Merger together with the Offer, the "Transaction"). Pursuant to the Merger, those shareholders who do not tender their Shares pursuant to the Offer will receive $7.35 per Share in cash. The cash amount pursuant to the Offer and the Merger is herein defined as the "Consideration to be Received." You have provided us with a copy of the Agreement in substantially final form. One current officer and one former officer of Reuters are members of Multex's Board of Directors and Reuters owns approximately 6% of the Shares.

You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the shareholders of Multex, excluding Reuters.

In the course of performing our review and analyses for rendering this opinion, we have:

- reviewed the Agreement, the various Tender and Voting Agreements between seven senior managers of Multex and Reuters, and the proposed Employment Agreement between Isaak Karaev, Chairman and Chief Executive Officer of Multex, and Reuters;

- reviewed Multex's Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 1999 through 2001, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, June 30, 2002 and September 30, 2002, and its press release dated January 30, 2003 setting forth the preliminary results of operations for the quarter ended and year ended December 31, 2002;

- reviewed certain operating and financial information relating to Multex's business and prospects, including projections for the four years ended December 31, 2006, provided to us by management of Multex consisting of a base case and a sensitivity to the base case, quantifying the effect of certain risks to the base case, including, among others, new entrants to Multex's markets (together, the "Projections");

- met with certain members of Multex's senior management to discuss Multex's business, operations, historical financial results, the Projections and future prospects;

- reviewed the historical prices, trading multiples and trading volume of the Shares;

Multex.com, Inc.
February 17, 2003
Page  2

- reviewed publicly available financial data, stock market performance data and trading multiples of companies in the financial information services sector that we believed to be relevant;

- reviewed the terms of (i) recent mergers and acquisitions of companies in the financial information services sector that we believed to be relevant and (ii) premia paid in acquisitions of a diverse set of companies of a similar size to Multex and which we believed relevant to our analysis of the Transaction;

- performed discounted cash flow analyses on the Projections; and

- conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the Projections, provided to us by Multex. With respect to the Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Multex as to the expected future performance of Multex with and without taking into account the risks described above. We have not assumed any responsibility for the independent verification of any such information or of the Projections provided to us, and we have further relied upon the assurances of the senior management of Multex that they are unaware of any facts that would make the information and Projections provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Multex, nor have we been furnished with any such appraisals. During the course of our engagement, while not authorized to seek offers for Multex, we and Multex's management held preliminary, informal discussions with other large financial information services companies with respect to a possible acquisition of Multex and we have considered the results of such discussions in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any amendments or modifications that collectively would have a material effect on Multex.

We have acted as a financial advisor to the Transaction Committee of the Board of Directors of Multex in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. In the ordinary course of business, we and our affiliates may actively trade the equity and debt securities and/or bank debt of Multex and/or Reuters for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

It is understood that this letter is intended for the benefit and use of the Transaction Committee of the Board of Directors of Multex and the Board of Directors of Multex in connection with their review of the Transaction and does not constitute a recommendation to the Transaction Committee of the Board of Directors of Multex, the Board of Directors of Multex or any holders of Shares as to how to vote in connection with the Transaction or whether to tender their Shares in the Offer. This opinion does not address Multex's underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Multex or the effects of any other transaction in which Multex might engage. This letter is not to be used for any other purpose, or to be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Schedule 14D-9 or any proxy statement to be distributed to the holders of Shares in connection with the Transaction, if applicable. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the


Form of Fairness Opinion Letter

Multex.com, Inc.
February 17, 2003
Page  3

information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the shareholders of Multex, excluding Reuters.

Very truly yours,

BEAR, STEARNS & CO. INC.

By: /s/ MARK A. VAN LITH
    --------------------------------------------------------
    Mark A. Van Lith
    Senior Managing Director


Form of Fairness Opinion Letter
                                       B-3